AURIZON MINES LTD.
Suite 3120, Park Place, 666 Burrard Street, Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

March 31, 2008

TABLE OF CONTENTS

Page

PRELIMINARY NOTES

1

Financial Statements

1

Currency

1

Definitions and Technical Terms

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

1

CAUTIONARY NOTE TO U.S. READERS

2

Cautionary Note to U.S. Investors Regarding Mineral Resources

2

Non GAAP Measures

2

GLOSSARY OF TECHNICAL TERMS AND DEFINITIONS

3

CORPORATE STRUCTURE

6

GENERAL DEVELOPMENT OF THE BUSINESS

7

Three Year History

7

Project Financing

7

Financial Resources

8

Acquisitions

9

Dispositions

9

DESCRIPTION OF THE BUSINESS

9

General

9

Risk Factors

12

CASA BERARDI PROJECT

16

Property Description and Location

17

Accessibility, Climate, Local Resources, Infrastructure and Physiography

18

History

19

Past Production

20

Geological Setting

20

Property Geology

21

Mineralization

21

Exploration and Development

21

Drilling

22

Sampling and Analysis

24

Quality Assurance and Quality Control ("QA/QC")

25

Updated Mineral Reserve and Resource Estimates

25

Mining Operations

28

JOANNA GOLD PROJECT

29

Property Description, Location, Accessibility, Climate, Local Resources,

Infrastructure and Physiography

30

History

31

Geological Setting

34

Mineralization

35

Exploration & Drilling

35

Drilling Program

35

Sampling and Analysis

36

Quality Control

36

Mineral Reserves

36

Mineral Resources Estimate

37

Exploration and Development - 2008

38

OTHER MINERAL PROPERTY INTERESTS

38

ii

DIVIDENDS

40

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

40

MARKET FOR SECURITIES

41

Trading Price and Volume

41

DIRECTORS AND OFFICERS

41

Name and Occupation

41

Control of Securities

42

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

42

Conflicts of Interest

43

LEGAL PROCEEDINGS

43

AUDIT COMMITTEE INFORMATION

43

Audit Committee Mandate

43

Composition of the Audit Committee

44

Relevant Education and Experience

44

External Auditor Services Fees (By Category)

44

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

45

TRANSFER AGENTS AND REGISTRARS

45

MATERIAL CONTRACTS

45

AMEX CORPORATE GOVERNANCE

46

INTERESTS OF EXPERTS

46

Names of Experts

46

Interests of Experts

47

Auditors

47

ADDITIONAL INFORMATION

47

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

PRELIMINARY NOTES

In this Annual Information Form, Aurizon Mines Ltd. is referred to as "Aurizon" or the "Company".  All information contained herein is as at December 31, 2007, unless otherwise stated.

Financial Statements

This Annual Information Form should be read in conjunction with the Company's consolidated financial statements and management's discussion and analysis for the 12 months ended December 31, 2007.  The financial statements and management's discussion and analysis are available at www.aurizon.com and under the Company's profile on the SEDAR website at www.sedar.com.  All financial statements are prepared in accordance with Canadian generally accepted accounting principals.

Currency

All sums of money which are referred to in this Annual Information Form are expressed in lawful money of Canada, unless otherwise specified.

Definitions and Technical Terms

Capitalized terms that are not otherwise defined in the body of this Annual Information Form and technical terms are defined in "Glossary and Technical Terms" herein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This forward-looking information is made as of the date of this Annual Information Form and the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Forward-looking information includes, but is not limited to, statements with respect to anticipated rates of recovery, timing and amount of future production, total cash cost per ounce of gold produced at the Casa Berardi mine, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected results of exploration activities, permitting time-lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage.

This forward-looking information is based on certain assumptions that the Company believes are reasonable, including the continued parity of the U.S. and Canadian currency in 2008, that the current price of gold will be sustained, or will improve, that the current mill recovery rates at the Company’s Casa Berardi mine will continue, that the Company’s current mine plan can be achieved, and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials increase more than expected, that the future price of gold will decline, that the Canadian dollar strengthens against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs of actual results of current reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected; unexpected variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this Annual Information Form.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO U.S. READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities.  In this Annual Information Form, the Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resource are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company uses certain terms in this document, such as "mineral resources", "indicated mineral resources" and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.  U.S. investors are urged to consider closely the disclosure of the technical terms in the Glossary of Technical Terms and Definitions hereof.

This Annual Information Form uses the term "indicated" resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Annual Information Form also uses the term "inferred" resources.  U.S.  readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Non GAAP Measures

Non-Generally Accepted Accounting Principles ("GAAP") Measures - Total cash costs are calculated in accordance with the Gold Institute Standard, which do not have any standardized meaning prescribed by GAAP.  Accordingly, they are unlikely to be comparable to similar measures presented by other companies.  Non-GAAP measures are provided as they are used by some investors to evaluate performance.  They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

GLOSSARY OF TECHNICAL TERMS AND DEFINITIONS

In this Annual Information Form, the following terms have the following meanings:

assay - to analyze the proportions of metals in an ore, to test an ore or mineral for composition, purity, weight, or other properties of commercial interest.

Au - gold.

backfilling - the process of refilling an excavation, a mine opening, or the space around a foundation.

collar - the mouth or upper end of a mine shaft.

core sample - one or several pieces of whole or split parts of core selected as a sample for analysis or assay.

cut-and-fill - a stoping method in which the ore is excavated by successive flat or inclined slices, working upward from the level.  However, after each slice is blasted down, all broken ore is removed, and the stope is filled with waste (backfill) up to within a few feet of the back before the next slice is taken out, just enough room being left between the top of the waste pile and the back of the stope to provide working space.  The term cut-and-fill stoping implies a definite and characteristic sequence of operations: (1) breaking a slice of ore from the back; (2) removing the broken ore; and (3) introducing filling.

development - the preparation of a mining property or area so that an orebody can be analyzed and its tonnage and quality estimates have been made; ore essentially ready for mining.

diamond drill - a machine designed to rotate under pressure an annular diamond studded cutting tool to produce a more or less continuous solid sample of material.

diamond drilling - a variety of rotary drilling in which diamond bits are used as the rock-cutting tool.  It is a common method of prospecting for mineral deposits, especially in development work where core samples are desired.

dilution - the contamination of ore with barren wall rock in stoping.  As a result, assay of the ore after mining is frequently lower than when sampled in place.

doré - gold and silver bullion that remains in a cupelling furnace after the lead has been oxidized and skimmed off.

drift - a horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

feasibility study - comprehensive study in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

fill - man-made deposits of natural earth materials (e.g.  rock, soil, gravel) and waste materials (e.g.  tailings or spoil from dredging), used to fill an enclosed space such as an empty stope or chamber in a mine.

gold doré - the term for a bar of gold containing impurities in excess of two percent.

grade - the amount of valuable mineral in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for other metals.

Cut-off Grade - the lowest grade of mineralized rock that qualifies as ore grade in a given deposit and it is also used as the lowest grade below which the mineralized rock cannot be profitably exploited.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

Mill Head Grade - the grade of ore as it comes from a mine and goes to a mill.

Recovered Grade - actual metal content of ore determined after processing.

grinding - size reduction of ore into fine particles to prepare it for processing.

hoist - the machine used for raising and lowering the cage or other conveyance in a shaft.

leach - to separate, selectively remove, or dissolve-out soluble constituents from a rock or orebody by the natural action of percolating water, or the extraction of soluble metals or salts from an ore by means of slowly percolating solutions.

mineralization - the process or processes by which mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

mineral claim - that portion of public mineral lands which a party has staked or marked out in accordance with provincial or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

metallurgy - the science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes; the preparation of more metalliferous materials from raw ore.

mill circuit - the combination of various processes and systems which concentrate the valuable minerals.

mine - an excavation beneath the surface of the ground from which mineral matter of value is extracted.

net smelter return - a return based on the actual gold sale price received less among expenses, the costs associated with refining at an off-site refinery.

ore - a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.  Rock, generally containing metallic or non-metallic minerals that can be mined and processed at a profit.  Also, the mineral(s) thus extracted.

ounces - troy ounces; in this AIF production figures refer to gold having a fineness of at least 995 parts per 1,000 parts; other references to ounces in this AIF do not refer to a specific fineness.  There are 31.1035 grams in a troy ounce.

orebody - a sufficiently large amount of ore that can be mined economically.

pyrite - a common, pale-bronze or brass-yellow, mineral.  Pyrite has a brilliant metallic luster and has been mistaken for gold.  Pyrite is the most wide-spread and abundant of the sulfide minerals and occurs in all kinds of rocks.

quartz - Crystalline silica, an important rock-forming mineral.  It is one of commonest gangue mineral of ore deposits.

raise - a vertical hole between mine levels used to move ore or waste rock or to provide ventilation.

ramp - an inclined underground tunnel which provides access for exploration or a connection between levels of a mine.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

reclamation - the process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.

recovery rate - a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.  It is generally stated as a percentage of the material recovered compared to the total material present.

refining - the final stage of metal production in which impurities are removed from the molten metal.

reserves - a mineral reserve is the economically mineable part of a measured or indicated mineral resource for which an appropriate mining plan has been demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.  There are two categories of reserves:

proven - a ‘proven mineral reserve’ is the economically mineable part of a measured mineral resource for which an appropriate mining plan has been demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

probable - a ‘probable mineral reserve’ is the economically mineable part of an Indicated, and in some circumstances a measured mineral resource for which an appropriate mining plan has been demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

resource - a mineral resource is a concentration or occurrence of natural, solid materials including precious metals, in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

measured mineral resource - a measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

indicated mineral resource - an indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.  Mineralization may be classified as an Indicated Mineral Resource when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

inferred mineral resource - an inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

sediment - solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

shaft - a vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

stope - an area in an underground mine where ore is mined.

sulphides - a group of minerals which contains sulfur and other metallic element such as copper and zinc.  Gold is usually associated with sulphide enrichment in mineral deposits.

tailings - material rejected from a mill after the valuable minerals have been recovered.

tonne - a metric ton of 1,000 kilograms (2,205 pounds).

tons - dry short tons (2,000 pounds).

troy ounce - troy ounce of a fineness of 999.9 parts per 1,000 parts, equal to 31.1035 grams.

vein - a mineral filling of a fault or other fracture in a host rock, in tabular or sheet like form, often with associated replacement of the host rock; a mineral deposit of this form and origin.

CORPORATE STRUCTURE

Aurizon was incorporated on April 8, 1988 as "343318 B.C.  Ltd.", by filing a memorandum and articles with the Registrar of Companies under the former Company Act (British Columbia).  On August 10, 1988, the name of the Company was changed to "Aurizon Mines Ltd." in its English form and "Mines Aurizon Ltee." in its French form.  Pursuant to a statutory plan of arrangement Aurizon acquired all of the assets and assumed all of the liabilities of two predecessor companies, D'Or Val Mines Ltd. and Perron Gold Mines Ltd., effective as at August 24, 1988.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

On March 14, 2005, the Company completed its transition application as required under the Business Corporations Act (British Columbia) ("BCBCA"), which resulted in the Company’s Memorandum being replaced by a Notice of Articles.  On May 15, 2007, the Company altered its Notice of Articles to increase its authorized capital to an unlimited number of shares, and to remove the application of the "Pre-existing Company Provisions" which were part of the Company’s Notice of Articles by virtue of the regulations under the BCBCA.  The removal of the Pre-existing Company Provisions resulted in the decrease of the threshold for the number of votes required to pass a special resolution from 3/4 to 2/3 of the votes cast by shareholders present (in person or by proxy) at a meeting.  The Company also adopted new articles on May 15, 2007 to incorporate certain more flexible provisions of the BCBCA, and reducing the threshold required to pass a special resolution from 75% to 66 2/3% of the votes cast on such a resolution.

The Company has no material subsidiaries.  The head office and registered and records office address of Aurizon is located at Suite 3120, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada.

GENERAL DEVELOPMENT OF THE BUSINESS

Aurizon is a Canadian-based gold mining company with development and exploration activities in the gold producing Abitibi region of north-western Quebec.  Since 1988, Aurizon has been involved in the acquisition, exploration, development and operation of a number of gold properties in North America.  On May 1, 2007, Aurizon commenced commercial gold production at its Casa Berardi Project located in the Abitibi region in northwestern Quebec, Canada.

Three Year History

During the past three years, the Company’s principal focus and its major capital and exploration spending programs have been on the Casa Berardi Project and since 2006 on the Joanna Gold Project, both of which are located in northwestern Quebec.  The Company invested $132 million in exploration, development and capital expenditures at Casa Berardi during this period, and $1.7 million at Joanna.  See "Description of the Business – Casa Berardi Project" and "Description of the Business – Joanna Gold Project".

In 2005, Roscoe Postle Associates Inc. ("RPA") completed an updated feasibility study (the "Updated Feasibility Study") on the Casa Berardi Project and during 2006 Aurizon completed the construction and  pre-production development work and commenced commercial production at the Casa Berardi mine on May 1, 2007.

During 2007, exploration and development of the Casa Berardi Project was funded principally by cash flow from operations.  Prior to 2007, exploration and development of the Casa Berardi Project was financed principally by the $75 million project loan facility and by funds raised through private and public equity offerings by the Company.  In 2006, the Company raised $15,125,000 through the issue of 5.5 million flow-through shares, which was renounced for tax purposes in 2007.   In 2005, the Company raised an aggregate of approximately $34.3 million through a combination of private placements and a public offering of common shares, and a further approximately $19 million from the sale of flow through shares on a private placement basis.  The Joanna Property was acquired in 2006 and exploration and development of the Joanna Property since that time has been funded principally from working capital.

Project Financing

On February 23, 2006, the Company completed a $75 million project loan facility for the construction of the Casa Berardi mine (the "Loan Facility"), with a syndicate of banks led by BNP Paribas.  The Loan Facility is secured by a charge on all of the Casa Berardi Project assets.  The Loan Facility has a 4.5 year term.  The first principal repayment date was September 30, 2007 and the original final principal repayment was due on September 30, 2010.  A February 2008 amendment to the Loan Facility has changed the final principal prepayment date to March 31, 2010.  The prime loan interest rate is the Canadian prime rate plus 1.25%, and

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

the bankers’ acceptance loan rate is the prevailing CDOR (Canadian Interbank Bankers Acceptance Bid Rates) rate plus 2.25%.  Upon achieving commercial production and meeting certain operating performance benchmarks, the interest rate margin on the prime rate based loans and the bankers’ acceptance loans reduces to 0.875% and 1.875%, respectively.  A standby fee of 0.75% is charged on any un-drawn portion of the Loan Facility.  The loan may be repaid at any time without penalty.  Any un-drawn portion of the Loan Facility up to a limit of $7.5 million may be converted to a revolving credit facility.  The company intends to meet the operating performance benchmark in the second quarter of 2008.

A principal repayment of the Loan Facility was made on September 28, 2007 in the amount of $4,410,000, representing 6% of the principal owed.  At December 31, 2007, $68.8 million of the Loan Facility was outstanding.  Two principal repayments of $12,862,500 each are due as of March 31, 2008 and September 30, 2008, for a total payments of $25,725,000 in 2008.

The credit agreement relating to the Casa Berardi project debt facility was amended on February 27, 2008, allowing the modification of certain operating performance benchmarks that must be achieved at Casa Berardi; extending the date of achieving these parameters from January 31, 2008 to September 30, 2008; and providing that the Company make a $15,000,000 prepayment on the outstanding debt on March 31, 2008.  The prepayment shall be in addition to the scheduled payment of $12,862,500 due on March 31, 2008.

The Loan Facility required the Company to provide protection against a possible downturn in the price of gold and a stronger Canadian dollar.  In February 2006, as a condition of the $75 million Loan Facility, Aurizon entered into certain gold and currency price protection contracts that mitigate adverse price movements in the underlying security.  Accordingly, to provide the lender downside price protection, the Company purchased 287,431 ounces of gold put options that provide the Company the right but not the obligation to deliver gold at a price of US$500 per ounce over the period from January 2007 to September 2010.  The Company paid for these puts by selling an equal number of call options over the same period that are exercisable by the purchaser at average prices ranging from US$813 to US$908 per ounce.  As at December 31, 2007, the Company had a total of 227,962 ounces of gold put options at a US$500 strike price and an equal number of call options exercisable at average prices ranging from US$848 to US$908 per ounce. As at December 31, 2007, the current portion of the unrealized mark-to-market loss of the gold derivative positions totalled $4.9 million and the long term portion of the gold derivative losses totalled $15.7 million.

As at December 31, 2007, the Company also had currency forward contracts totaling $56.4  million, which match the principal repayment dates of the Loan Facility and establish Canadian – U.S.  exchange rates at an average rate of 1.12 over the period from March 2008 to September 2010.  As at December 31, 2007, the current portion of the unrealized mark-to-market gains of the currency derivative positions totalled $2.4 million and the long term portion of the currency derivative gains totalled $3.4 million.  See "Risk Factors – Gold Price Volatility".

Financial Resources

As at December 31, 2007, the Company had cash and cash equivalents of $24.8 million.  In addition, restricted cash balances that may be used to fund the Casa Berardi Mine operations and general and administrative costs totaled $31.7 million at December 31, 2007.  The restricted funds will be released to the Company upon achievement of certain operating performance benchmarks at the Casa Berardi Mine.  Working capital at December 31, 2007 was $31.9 million.

At the end of 2007, Aurizon had working capital of $31.9 million compared to $29.4 million at the end of 2006.  Included in current liabilities are two principal debt payments due in March and September 2008, totalling $25.7 million, together with a capital lease obligation of $0.1 million, compared to one principal payment of $4.4 million included in current liabilities at the end of 2006.

Long term debt as at December 31, 2007 totaled $44.9 million and there was $1.4 million un-drawn on the Loan Facility.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

In February 2008, an amendment to the debt facility allowed the modification of certain operating performance benchmarks that must be achieved at Casa Berardi, extended the date of achieving these parameters from January 31, 2008 to September 30, 2008, and provided that an additional principal payment totalling $15.0 million be made on March 31, 2008.  All principal repayments may be paid from the restricted cash accounts, preserving the Company’s free cash balances.

Acquisitions

In June, 2006, the Company acquired an option to earn a 100% interest in 67 mining claims located in the township of Johannes in the province of Quebec (the "Joanna Property"), subject to a 2% net smelter return royalty.  During 2007, Aurizon acquired  a 100% interest in three additional claims situated along the eastern boundary of the Joanna Property; an option to purchase a 100% interest in twenty further claims, referred to as the Henriksen block of claims, along the north-western boundary of the Joanna Property, subject to a 2% net smelter return royalty; and a further option to acquire a 75% interest in two additional claims,which are subject to an underlying 1.0% net smelter royalty, referred to as the Vantex claims.  All of the additional claims are along strike of the gold bearing system of the Joanna Property.   These additional claims, together with the Joanna Property, are referred to in this Annual Information Form as the "Joanna Gold Project".

During 2006, Aurizon acquired, by staking, 1,277 minerals claims covering approximately 75,000 hectares in the Kipawa area, (the "Kipawa Gold-Uranium Project"), which is located approximately 100 kilometre south of Rouyn-Noranda, and 100 kilometres northwest of North Bay along the Quebec-Ontario border, halfway between the Elliot Lake uranium camp and the Abitibi gold belt camp, within the Grenville Front.  An additional 136 claims in the Kipawa area have been acquired by staking in 2007.

Dispositions

On May 11, 2005, the Company completed the sale of its 50% interest in the Sleeping Giant mine to its joint venture partner, Cambior Inc., for $5 million.  In connection with the transaction, the Company was released from all environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine.  The effective date of the sale was April 30, 2005 and the Company received its 50% share of production up to that date.  The sale of the Sleeping Giant mine in the second quarter of 2005 resulted in a gain on sale to the Company of $3.95 million.

On September 6, 2007, Aurizon granted Lake Shore Gold Corp. ("Lake Shore"), an option to earn a 50% interest in Aurizon’s large land position surrounding the Casa Berardi Mine (referred to herein as the "Casa Berardi Exploration Property") by incurring exploration expenditures of $5 million over a five-year period, including a firm commitment of $600,000 in the first year.  The Casa Berardi Exploration Property is located outside the perimeter of Aurizon's mining leases comprising the Casa Berardi Mine and covers 227 claims east and west of the Casa Berardi Mine.

DESCRIPTION OF THE BUSINESS

General

Aurizon is a Canadian-based gold producer with development activities in the Abitibi region of north-western Quebec.  Aurizon’s principal project is its 100% owned Casa Berardi Project in Quebec, on which the Casa Berardi gold mine (the "Casa Berardi Mine") is located.   The area directly involved in mining operations covers only a few hundred hectares, located along a five (5) kilometer mineralized corridor, centered along the East and West mines.  The East and West Mines are separated by the Principal Zones.  The current mining operation at the Casa Berardi Mine is restricted to the West Mine area.   The Company also owns or has an option on a number mineral claims that are prospective for gold in the township of Johannes in the province of Quebec, referred to as the Joanna Gold Project, and has acquired by staking a 100% interest in a number of mineral claims along the Ontario-Quebec border, referred to as the Kipawa Gold-Uranium Project.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

The Company’s growth strategy is to maintain its gold production base at the Casa Berardi Project and to increase gold production through development of its existing properties and accretive acquisitions including by merger of assets or companies having either production or advanced development stage gold projects.  The Company is engaged in active exploration with the objective of identifying new gold deposits and increasing its mineral resource base.

Production.  In 2007, Casa Berardi gold production totalled 159,469 ounces and gold sales during the year totalled 160,600 ounces.  The average realized gold price in 2007 was US$696 per ounce and at an average Cdn/US exchange rate of 1.06, sales proceeds totalled $118.8 million.  As Casa Berardi was not in commercial production until May 1, 2007, gold and silver sales totalling $31.1 million, and associated operating costs have been deferred and included in capitalized mineral property costs.    See "Description of the Business - Casa Berardi Project”.

Specialized skill and knowledge.

 The skill and knowledge required to develop a producing mine includes experience in exploration, development, construction, mine operations, engineering, metallurgical processing and environmental compliance.  Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in geological, metallurgical, engineering, environmental and other relevant disciplines.  The Casa Berardi Project is located within a historic mining district, providing a source of skilled labor which Aurizon engages, mainly on a long term contract basis.

Competitive conditions  The Company competes for mining projects and qualified personnel with large established mining companies having greater financial and technical resources.  As a result, the Company faces challenges in acquiring desirable properties and in obtaining and retaining skilled personnel.  The Company offers attractive remuneration and compensation packages in order to attract and retain the required skilled, experienced personnel, including training programs for local people and programs for technical personnel from different countries.

Economic dependence.  Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time.  Gold doré bars produced by the Company are being and will continue to be refined by commercial refineries.  The gold and silver produced is subsequently sold by the Company on the basis of the quoted selling prices of gold and silver on the applicable metals exchange on the date of sale.  The Company believes that because of the availability of refiners, each able to supply all services that would be required by the Company, no material adverse effect would result if the Company lost the services of its current refiners.  Because of the large number of available gold purchasers, the Company does not consider itself dependent upon the sale of gold to any one customer, the loss of which would have a material adverse effect on the business of the Company.

The Loan Facility described under "General Development of the Business – Three Year History" was required to finance completion and start-up of the Casa Berardi Mine.

Cycles.  The Company's business and operations are not seasonal.  Demand for and price of gold is volatile and affected by numerous factors beyond the Company’s control.  See “Risk Factors – Gold Price Volatility”.

Employees.  As at the most recent financial year ended December 31, 2007, the Company had eighty-nine (89) employees and two hundred and eighty two (282) sub-contractors.

Environmental protection and reclamation obligations.  The Company’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, occupational health and safety, solid and hazardous waste handling and disposal, monitoring, protection and remediation of the environment, reclamation, mine safety, toxic substances, air and water quality and other matters.  Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.  There can be no assurance that additional significant costs and

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

liabilities will not be incurred to comply with current and future requirements.  Moreover, it is possible that future developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to natural resources, property and persons resulting from the Company’s operations could require the Company to modify or curtail its operations or could result in substantial costs and liabilities.  It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development or continue the operation of a mine or mines.

The Company has expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements and the Company anticipates that it will continue to do so in the future.

All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  Costs related to ongoing site restoration programs are expensed when incurred.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. Seventy percent of the estimated reclamation costs must be funded in trust by the estimated mine closure date based on a schedule provided by the government authorities.   It is possible that the Company’s estimates of its ultimate reclamation liability could change as a result of changes in laws and regulations and changes in cost estimates, and such changes could affect the estimates and projections contained in the Updated Feasibility Study. The Company envisages  the implementation of a corporate sustaining development policy, which will provide detailed guidelines on compliance with governing regulations and industry standard environmental controls. Site reclamation and restoration will move progressively from a closure plan to a continuous restoration plan.

Social Policies:  The Company promotes the health, safety and sustainability of the environment and communities in which it has operations.  Aurizon considers that achievement of its business objectives depends on its human resources and a respectful cooperation with and support for the local communities in which it works.  The Company encourages its employees to support local businesses and  human  resources  on the basis that the development of local resources will be a catalyst to other economic and social benefits for the local communities.

The Company has participated in the following social initiatives designed to benefit the communities in which it does business and has operations:

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At Casa Berardi, the Company has entered into long term partnerships with seven local contractors, each having their own field of expertise.  The Company elected to use local contractors to provide a base for the long term economic development of the region.

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The Company supports local health foundations and disability organizations, and the Company’s Vice-President acts as the honorary president of one health foundation.

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In addition, the Company supports local cultural and sport projects with the objective of supporting a number of organizations and projects equivalent to, on a per 1,000 ounce basis, the Company’s anticipated annual gold production.  In 2008, the Company plans to support approximately 160 projects in recognition of its 2008 gold production forecast of 160,000 ounces.

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The Company has committed $300,000 over a three (3) year period to a local regional economic fund (the “Regional Economic Intervention Fund”) which funds programs to encourage the growth of local businesses and company start-ups.  For each dollar invested by the local community, the government agency invests two dollars, up to a maximum of $1.8 million.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

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In addition to the foregoing, Aurizon has contributed $100,000 to the Fonds Restor-Action Nunavik (“FRAN”) fund, a Quebec-based initiative that is raising funds for the remediation and restoration of abandoned exploration sites in the Nunavik Region of Quebec.  FRAN involves companies working in Quebec, the provincial government, and the Inuit community.  Within six months of the program’s creation in March 2007, over 30 companies had committed more than $1.5 million, and clean-up work was already underway on 18 sites earmarked as a top priority.  In March, 2008, FRAN received the prestigious e3 Environmental Excellence in Exploration award from the Prospectors and Developers Association of Canada.

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The Company has implemented a profit sharing plan in which all employees are eligible to participate.

In 2007, the Company received the prestigious "Company of the Year" award from the Association de L'Exploration Miniere du Quebec (AEMQ) at "Quebec Exploration 2007", an annual event organized by the AEMQ and the Ministry of Natural Resources.  In addition, Aurizon, through its Casa Berardi operations, received the Abitibi Ouest Chambre de Commerce’s “Investment of the Year” award in recognition of the positive economic impact associated with the construction and successful start up of the Casa Berardi operation.

Risk Factors

Management of the Company considers the following risks to be the most significant risks related to the Company and its business, but such risks do not necessarily comprise all those associated with an investment in the Company.  Additional risks and uncertainties not currently known to management of the Company may also have an adverse effect on the Company's business.  If any of these risks actually occur, the Company's business, financial condition, capital resources, results and/or future operations could be materially adversely affected.  In such a case, the price of the Company's shares could decline and investors could lose all or part of their investment.  See also "General Description of the Business – Competitive conditions", "Economic dependence" and "Environmental protection and reclamation".

Mining Risks and Insurance

The business of gold mining is subject to certain types of risks and hazards, including but not limited to hazards related to ground instability, industrial accidents, failures of plant or equipment, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding, environmental damage and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made or costs incurred to correct or compensate for such incidents could have a material adverse effect on Aurizon’s financial performance and results of operations.

Ore extraction at the Company’s Casa Berardi mine was temporarily suspended from January 24, 2007 until February 8, 2007, as a result of higher than expected sloughing of ore material falling in production stopes.  The Company has implemented the following since January 2007:  additional ground support including rock bolting, screening, and shotcreting; backfilling of empty stopes immediately after ore removal; reduction of the drill density and fewer explosives; change in mining sequence to mine stopes outwards from the core of the orebody to the edge, instead of from the edge inwards to the core; reduction in the number of stope access draw points developed ahead of production.

While the Company believes that the current mining plan addresses the ground stability issues experienced in 2007 and the risks identified in the Updated Feasibility Study, it is not possible to eliminate all foreseeable and unforeseen risks, the occurrence of any of which could have a material adverse effect on the Company's financial condition and results of operations.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

While the Company carries insurance for certain risks related to mining and processing such insurance will not provide adequate coverage in all circumstances.  The Company may become subject to liability for pollution, cave-ins, or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons and even if coverage is obtained the Company may become subject to liabilities that exceed policy limits.  In such cases, the Company may incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Cash Operating Costs and Economic Returns

Estimates of expected cash operating costs are, to a large extent, based upon the current mine plan, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, expected extraction rates, and other factors.  Any variance in any of the foregoing could result in material variations in actual cash operating costs and economic returns.  See "Description of the Business – Casa Berardi Project – Mining Operations".

Gold Price Volatility

The Company's results of operations and the estimates and projections are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists primarily of jewelry and investment demand.  There can be no assurance that the price of gold over the mine life of the Casa Berardi Project will be such that mining operations will be profitable.

The Company is currently party to certain gold and currency price protection contracts with the objective of mitigating adverse changes in the price of gold and currency exchange rates.  Historically, the Company has periodically entered into commodity contracts to mitigate the risk associated with price volatility of the commodities it produces.

The Company has entered into call option contracts, which allows the Company to sell its gold production at spot market prices up to the average call option prices of US$848 per ounce in 2008, rising to US$908 per ounce in 2010.  If gold prices exceed these levels, approximately 50% of planned production, over the three year term of the loan, can be sold at the higher prevailing prices.  See “General Development of Business – Project Financing”.

While these various arrangements are intended to mitigate the risks associated with price volatility, there is no assurance they will be effective.

Foreign Exchange and Currency Fluctuations

To manage the Company’s currency exposure on its U.S. dollar gold sales and its Canadian dollar denominated long-term debt, as at December 31, 2007, the Company has $56.4 million of foreign currency contracts with maturities that match the principal repayment dates of the Loan Facility, allowing the Company to convert U.S. dollars into Canadian dollars at an average exchange rate of 1.12.  Aurizon is not subject to margin calls on the mark to market value of the contracts.  See “General Development of Business – Project Financing”.

Currency fluctuations may affect the cash flow which the Company will realize from its operations since its products are sold in world markets in United States dollars and the Company's operating costs are incurred primarily in Canadian dollars.  The Company may, in future, if it considers it advisable, enter into other or

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

additional hedging arrangements with a view to reducing some risks associated with foreign exchange exposure.  However, there is no assurance that the Company’s hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

Financial Resources

The Company has historically relied on funds raised through equity financings to meet its operating and capital expenditure requirements.  Based on the Company’s financial position at December 31, 2007, and the operating cash flows that are expected from Casa Berardi over the next twelve months in accordance with  the 2008 mine plan, the company expects to be able to meet its financial obligations as they become due and also fund its planned exploration and capital programs.

The 2008 mine plan is based on a number of assumptions and criteria including gold price, exchange rates, and commodity prices, many of which are not within the Company's control.  Should any one or more of such assumptions prove not to be accurate, it is possible that the Company will require additional capital to carry out all of its planned exploration and development programs.  There is no assurance that the Company will be able to obtain debt or equity financing, if required, on commercially reasonable terms , or at all and any such future financings could result in substantial dilution to existing shareholders ..  If additional capital is required and is not available from such sources, the Company may be forced to reduce operations or relinquish its interest in a property or properties.

Uncertainty of Mineral Reserves and Mineral Resources

Mineral reserves and mineral resources estimates for the Company's properties are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  While the ore grade actually recovered by the Company during the first year of operations at the Casa Berardi Project is consistent with the grades contemplated by the Updated Feasibility Study, in future and on other properties the ore grade actually recovered may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves.  Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow.  Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources.  Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

The Company adjusts its mineral reserves and resources annually to reflect depletion through mining in the previous year, additions and reductions resulting from new geological information and interpretation, and changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Government Permits

Continuation of production at the Casa Berardi Project and development of the Company's other projects will require additional approvals, permits and certificates of authorization from different government agencies on an ongoing basis, including those approvals, permits and certificates referred to in the Updated Feasibility Study and this Annual Information Form.  Obtaining the necessary governmental permits is a complex and time-consuming process involving multiple jurisdictions and often involving public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs and cause delays in the development of the Company’s projects, depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development of a project or operation of a mine or mines.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  Actual reclamation costs could differ materially from the Company’s estimate of its reclamation liability as a result of changes in laws and regulations and changes in cost estimates.

Dependence on Key Personnel

Aurizon’s President and Chief Executive Officer, David P. Hall, and its Executive Vice-President and Chief Financial Officer, Ian S. Walton, are instrumental in the management and day to day operations of the Company.  David P.  Hall is a Chartered Accountant who has been a director and officer of Aurizon since its incorporation in 1988.  Ian S.  Walton is also a Chartered Accountant who has been an officer of Aurizon since its incorporation in 1988 and a director since 1993.  In addition, Aurizon’s Vice-President, Mr. Michel Gilbert, P.Eng., is instrumental in managing the Company’s operating, exploration and development activities in Quebec.  In the current competitive environment for individuals with such knowledge and expertise there is no assurance that the Company will be able to retain key personnel.  Failure to retain such key personnel could have a material adverse effect on the Company’s operations and financial condition.

Labour Markets

Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines.  The Company endeavours to maintain attractive remuneration and compensation packages in order to attract and retain the required skilled, experienced personnel.  However, as competition for such personnel increases, there is no assurance it will be able to retain the necessary combination of skills and specialized knowledge.  Contractors, under the supervision of Aurizon’s staff, are engaged to carry out the construction, underground mine development, mining, ore processing, maintenance and diamond drill activities.  Significant and increasing competition for skilled miners exists and the loss of a mining contractor would be challenging for the Company.  However, as the Company engages several contractors for different mining disciplines, the Company believes that it is not dependent upon any one mining contractor, the loss of which would have a material adverse effect on the business of the Company.

Title to Properties

While the Company takes steps to verify title to its properties according to usual industry standards for the stage of development of such properties, the procedures undertaken do not guarantee the Company's title.  Properties may be subject to prior unregistered agreements or transfers or aboriginal land claims, and title may be affected by undetected defects.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves or to expand current mineral reserves.

Exploration Risks

Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if expenditures made by Aurizon on its mineral properties will result in discoveries of commercial mineral reserves.  If Aurizon's efforts are not successful at individual properties, the expenditures at those properties will be written off.  If Aurizon's exploration programs are successful, additional funds may be required for the development and, ultimately, commercial production.  The exploration and development of Aurizon's properties may depend upon Aurizon's ability to finance such activities from cash flow, joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that Aurizon will be able to continue to fund such activies exclusively from operations.  In such event, ability to continue such activies will depend on its ability to obtain the required financing on commercially reasonable terms.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to continue to explore and develop its properties.

Conflicts of Interest

Certain of the directors of Aurizon are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions.  Accordingly, mineral exploration opportunities or prospects of which such persons become aware will not necessarily be made available to Aurizon.  Although such persons have fiduciary duties to Aurizon there may exist actual and potential conflicts of interest among these persons and situations could arise in which their obligations to or interests in other companies that could detract from their efforts on behalf of Aurizon.

CASA BERARDI PROJECT

During 1998, the Company acquired from TVX Gold Inc. a 100% interest, subject to a gold indexed net smelter return royalty, in the 284 mineral claims, two mining leases and all of the then existing infrastructure, known then as the Casa Berardi Project (referred to as the Casa Berardi Project).  The Company paid $2 million and agreed to pay an additional $4 million on the earlier of August 27, 2001 or at the start of commercial production, and a 2% to 4% gold indexed net smelter return royalty, to a maximum of $10 million.  The Company also assumed liability for reclamation work, estimated at $1,555,000 at the time of the acquisition.

On July 5, 2001, TVX Gold Inc. agreed to defer the outstanding payment of $4 million for two years until August, 2003.  In consideration, Aurizon issued one million (1,000,000) common shares and issued additional shares in payment of interest due on the outstanding payment.

On July 5, 2002, Aurizon exercised its right of first refusal to match a third party offer and acquired the residual interest of TVX Gold Inc. in the Casa Berardi Project, for cash consideration of $5 million.  As a result, Aurizon currently owns a 100% interest in the Casa Berardi Project.

On September 6, 2007, Aurizon granted Lake Shore an option to earn a 50% interest in the Casa Berardi Exploration Property by incurring exploration expenditures of $5 million over a five-year period, including a firm commitment of $600,000 in the first year.  Lake Shore will be the operator of the exploration programs on the Casa Berardi Exploration Property during the earn-in period.  The Casa Berardi Exploration Property is located outside the perimeter of Aurizon's mining leases comprising the Casa Berardi Mine.  The Casa

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

Berardi Exploration Property covers 227 claims in an east and west block adjacent to the Casa Berardi Mine and covers an area of 11,594 hectares along a 30 kilometres section of the Casa Berardi fault.  The Casa Berardi fault is a major structural zone that is host to a number of gold and base metal deposits.  Numerous gold showings occur within the Casa Berardi Exploration Property and have been the subject of limited exploration since their discovery in the 1980s.

Information in this Annual Information Form that is of a scientific or technical nature relating specifically to the Casa Berardi Project has been prepared by or under the supervision of Michel Gilbert, P.  Eng., Vice-President of the Company  a qualified persons as the term is defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and, except for recent exploration and production information updated by management of the Company, is derived from the technical report dated October 26, 2005 prepared in connection with the Updated Feasibility Study under the supervision of Graham G. Clow, P.Eng., Principal Mining Engineer of RPA entitled "Technical Report on the Casa Berardi Project" a copy of which is filed under the Company's profile at www.sedar.com.

Property Description and Location

The Casa Berardi Project is located in the Abitibi region in the Province of Quebec, approximately 95 kilometers north of the town of La Sarre, in the James Bay municipality.  The Project extends along an east-west axis for more than 37 kilometers and reaches 3.5 kilometers in width, covering several thousand hectares.  The area directly involved in mining operations covers only a few hundred hectares, located along a five (5) kilometer mineralized corridor, centered along the East and West mines.  The East and West Mines are separated by the Principal Zones.  The current mining operation is restricted to the West Mine area.

The Casa Berardi Project comprises 299 contiguous designated claims, covering a total of 16,155.73 hectares, and two (2) mining leases (BM 768 and BM 833), covering 397.09 and 84.35 hectares respectively, for a total of 16,637.17 hectares. The mining leases can be renewed for a 10-year period, by filing an application for renewal before the 60th day preceding the expiry date of the mining lease. Mining lease BM 768 expires in 2018, mining lease BM833 expires in 2015.   Taxes for the mining leases approximate $18,000 per year.

Other titles held by Aurizon include the non-exclusive lease BNE 0010752 for a gravel pit, the tailings lease 70218, and an additional five (5) hectares of land contiguous to mining lease 768 for waste rock material storage.  Gescad Inc. manages the mining titles for Aurizon and produces an update on the titles once a year.  All rents, statutory works and tax payments are in good standing as at March 1, 2008.

Environment and Permits

Environmental approvals obtained by previous owners and transferred to Aurizon cover the following aspects of the Casa Berardi Project:

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ore extraction, beneficiation and implementation of a tailings pond for the East Mine;

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operation of the West Mine;

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operation of a pit for clay material;

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operation of a quarry;

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Kaakakosig water stream diversion at the East Mine;

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operation of a cement plant;

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installation of a septic tank near the East mine hoist shaft.

The following approvals and modifications to existing approvals have been obtained by Aurizon:

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authorization certificate for the extraction and ore processing at the East Mine site to increase the production rate at the concentrator;

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

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authorization certificate for the operation of the West Mine to increase the production rate to 3920 tonnes per day;

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groundwater abstraction notice prepared for the drinking water wells and the mine water pumping system for East mine was acknowledged by the Ministry of Environment on June 26, 2003;

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site rehabilitation plan for the East and West Mine sites was approved by the Ministry of Natural Resources on May 8, 2000;

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Aurizon received approval to add a new 5 hectares waste rock pile to its site rehabilitation plan on April 11, 2003;

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inspection and approval of the Inco SO2 cyanide destruction water treatment system and elution pressure storage vessels;

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approval for the sanitary waste septic systems at the West Mine;

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permit for surface pumping system for fire protection at the West Mine;

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increase existing dam elevation of the processing water pond;

In addition to sectorial authorizations such as a permit to operate/construct on forest lands and the verification with the Quebec Ministry of Natural Resources, Fauna and Parks for approval of the location of existing waste rock piles and the mill, the following approvals must be obtained in the future:

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existing abstraction notices must be revised to reflect any changes to the pumped volume of groundwater;

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certificate of authorization for the additional tailings pond. Four options have been proposed to the government agencies and both parties have agreed to the preparation of detailed engineering on an additional cell adjacent to the existing cell. As soon as this has been completed, a certificate of authorization will be obtained in order to start construction of the new cell in 2010. Existing dam facilities and dam elevation are expected to be sufficient during this period.

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certificate of authorization has been filed for the dust control;

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certificate of conformity for the clean water act; Information has been sent to the government agencies

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certificate of authorization for ore pile;

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certificate of authorization for oil/water separator;

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certificate of authorization for a required quarry should the waste pile from underground development not be sufficient to provide feed material for backfill;

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update of sanitary waste septic system file.

Reclamation Plan

The site rehabilitation plan for the Casa Berardi East and West mine sites was approved by the Ministry of Natural Resources of Quebec (the "MRN") on May 8, 2000.  Cost details were updated to reflect modifications proposed in the Updated Feasibility Study, dated October 26, 2005, and an updated restoration plan was submitted in January 2006 and is currently under revision.  Estimated costs stand at $1,280,000 and remain subject to approval by the governmental authority. The MRN and Ministère du Développement Durable de l’Environnement et des Parcs (Ministry of Sustainable Development, Environment and Parks, Quebec) have requested that more tests be conducted on the tailings and the ore from the new zones.  Tests were completed in 2007 and results are expected in the second quarter of 2008.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Casa Berardi Project is accessible by road from La Sarre.  A 38 kilometres all-season gravel road off the paved road linking the village of Villebois to the Selbaie mine, provides easy access to the property.  A gravel road links the East and West Mines infrastructure.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

The average yearly mean temperature for the area is slightly above the freezing point at 0.8°C.  The average temperature in July reaches 16.8°C while for January it averages -17.9°C.  According to precipitation data gathered between 1961 and 1990, the average annual precipitation is 856 millimetres of water.  Rain precipitation is more intense in September with an average of 113 millimetres.

Qualified manpower is available in the Abitibi region of Quebec.

The Company has all surface rights required to conduct current mining operations.

Existing surface and underground infrastructure at the East Mine at the time of acquisition by Aurizon included a 55 kilometres long, 120 kV, power line, coming from Normétal, (supplies power to the site); a 2,200 tonnes per day mill with expansion capacity to 2,600 tonnes per day; a tailings pond composed of three (3) cells, a polishing pond and a process water pond; a crushing plant; a two-storey administrative building covering an area of 1887m2 with office space including a conference room, a warehouse, a dry, an infirmary, a laboratory, a main garage of 970m2, a millwright shop and an electrical shop; a warehouse for reagents and lubricants; a second garage covering an area of 430m2 used as a core shack; a pumping station; a backfill plant located at the ventilation raise collar; a hoist room, headframe and a 379 metres deep shaft; a decline down to the 565 metres level; a series of ramp-connected levels.

Surface and underground infrastructures constructed by Aurizon at the West Mine include: a headframe; hoist room; a 5.5 metre diameter four compartment concrete lined 760 metre shaft; backfill raise with associated dump stations; backfill plant including a compressor room and a ventilation raise intake; additional ventilation raise intake at the portal; settling ponds; pumping station; 380m2 garage; a dry house with offices and warehouse; a second warehouse; a gate house; a decline down to the 760 metres level providing access to all intermediate levels between 145 and 750 metres levels.

A 5 kilometre track drift joins the East and West Mines and provides access to the Principal Zones at the 280 metre level.  There is no surface infrastructure related to the Principal Zones.

The following work was completed in 2007 at Casa Berardi:

•

construction and installation of  the dewatering Geho pump system.

•

construction and installation of the underground fuel station.

•

construction and installation of the 280 meter level underground cement slurry plant distribution system.

•

water processing pond dam elevation completed.

•

SO2 destruction  plant completed.

The topography of the Casa Berardi Project is generally gentle and is mostly characterised by swamps and thick overburden coverage (up to 60 metres locally).  The average elevation varies between 270 and 360 metres above sea level.  An esker crosses the property south of the West Mine and was once quarried for gravel.  According to the map of ecological regions of Québec, the area falls within the boreal zone and the spruce and moss domain.  The forested zones are characterised mainly by jack pine and spruce and have generally been logged.  The project construction area is characterised by swamps and is therefore classified as a bare to semi-bare wetland.  The Turgeon River crosses the property in its western part and Raymond Lake is located to the east of the mines.

History

In 1974, Inco Gold Co. ("Inco") staked the first claims of the Casa Berardi property.  Prior to that, the area had been explored for base metal and iron formation.  The discovery hole was drilled in 1981 and in 1983 a joint venture agreement was reached between Inco and Golden Knight Resources Inc.  Subsequent work

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

ultimately led to the opening of the East Mine in 1988 and to commercial production from the West Mine in 1990.  In 1991, TVX acquired Inco's 60% interest in the project.

In January 1997, TVX announced the closure of the East Mine followed two months later by the closure of the West Mine.

Aurizon acquired the Casa Berardi Project assets and mining rights in September, 1998.

Between 1998 and 2004, Aurizon conducted surface exploration programs with the objective of defining more resources.  Aurizon completed 390 new holes and deepened 3 previous holes for a total of 145,169m.  In the West Mine area, the main achievement is the discovery of the Zone 113 and 117N to 123 zones.  In the East Mine area, the program led to the discovery of the 140 and 157 zones.  In addition, drilling has been performed along the dip extension down to 1,500m.

In 2003, Aurizon initiated an underground exploration program to increase the confidence level in the resources of Zone 113 by drilling from underground access at the 550 metres level.  This program upgraded the resources of Zone 113 to the indicated mineral resources category.

In January 2005, Met-Chem Canada Inc.  ("Met-Chem") completed a feasibility study based on the indicated mineral resources above level 700 metres in the West Mine area of the Casa Berardi Project.

In October 2005, RPA completed the Updated Feasibility Study integrating the results from the January 2005 feasibility study and a January 2005 resources estimate both completed by Met-Chem.  See "Updated Feasibility Study" below.

In 2006, Aurizon completed construction and development at the West Mine area and commenced underground mining and milling operations.

Past Production

Previous production at the Casa Berardi underground mine is reported to have commenced at the East Mine in September 1988 and at the West Mine in April 1990.  Mining operations are reported to have been performed from ramps accessing the upper part of the deposits at the East and West Mines, from which a total of 3.5 million tonnes, at an average gold grade of 7.1 grams of gold per tonne of gold, is reported to have been extracted between 1988 and 1997 to produce 688,000 ounces of gold.

In 2006, during the pre-commercial production phase at Casa Berardi, a total of 68,481 tonnes of ore were milled at an average gold grade of 8.6 grams per tonne, to produce 17,731 ounces of gold.

In 2007, Casa Berardi gold production totalled 159,469 ounces.

Geological Setting

Regional and Local Geology

The Casa Berardi Project is located in the Northern part of the Abitibi subprovince, a sub-division of the superior province, the Archean core of the Canadian Shield.  The project area is located within  the  Harricana-Turgeon Belt (Lacroix 1991, 1994), which is a part of the North Volcanic Zone (Chown et al. 1989).

The regional geology is characterized by a mixed assemblage of mafic volcanics and mostly sedimentary unit iron formations and graphitic mudrocks limited by large batholith with granodioritic to granitic composition.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

Structurally, the property is enclosed in the Casa Berardi Tectonic Zone, a 15 kilometres wide corridor that can be followed over 200 kilometres.  The network of East-West to East-South-East and West-North West ductile high strain zones follows principally lithological contacts.

Property Geology

Stratigraphic Divisions

Well defined sedimentary units in the flyshic sequence, like magnetite rich wacke and conglomerate, can be traced over tens of kilometers without significant facies variations.  Inserted volcanic units with 5 to 15 kilometers extensions inside the sediments have the form lenses shape structures.  Smaller lenses of a few hundred meter width are included inside the Casa Berardi deformation zone.

Structures

The Casa Berardi fault is defined in the Casa Berardi area by an unconsolidated tectonic breccia corresponding to graphite rich sediment sequence at the base of the Taïbi domain, a northern continuous mafic fragmentary volcanic units and a southern polymicte conglomerate unit.

Alteration and Metamorphism

The regional metamorphism at lower greenshist facies, is locally influenced by a series of syn-tectonic batholith with associated thermic aureole.  The Recher thermic aureole limit follows the northern limit of the Project located at around 2 kilometres from the batholith limit and from the Casa Berardi fault.  At depth, observations and gravimetric profile linked to metamorphic rocks indicate a contact dipping south toward the Casa Berardi fault.

Mineralization

Mineralization volumes come from low sulphides quartz veins, centimetric to decimetric quartz veins networks with disseminated sulphides in host rocks and iron formation and pyrite rich chert highly carbonatized.  Gold mineralization can be illustrated schematically by a detachment along a lithological contact showing a strong rheological contrast.  The Casa Berardi vertical fault plane is the main discontinuity. However, near the fault or in the middle of the deformation zone, fold noses in basalt and conglomerate generate quartz vein systems with associated shearing and faulting.  Examples of the two contexts co-exist in each deposit.

Veins contain only minor sulphides (1-3%) including mainly arsenopyrite, pyrite, and trace amounts of sphalerite, chalcopyrite, pyrrhotite, tetrahedrite, galena and gold.  Arsenopyrite is the main gold bearing sulphide present in all veins of the deposit. Based on current information, mineralization could be followed  in different lenses, down to 1,000 metres along a five kilometres strike.

Exploration and Development

Since acquisition of the Casa Berardi Project, Aurizon has sustained a large surface drilling program mainly to investigate the West Mine area.  The program resulted in the discovery of Zone 113 and other smaller mineralized bodies.  To increase the confidence level of the mineral resources and prove the potential of a mining operation, an underground exploration program was completed to test the continuity of the mineralization of Zone 113.

In 2004, $25.9 million was invested at the Casa Berardi Project for the construction of the surface foundations and shaft collar, a shaft pilot raise from the 550 metres level to surface, 878 metres of exploration drifts, 53,100 metres of exploration and definition drilling, 102 metres of ventilation raising; and 1,590 metres of ramping down to the 550 metres level.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

In 2005, $41.1 million was invested at the Casa Berardi Project for the completion of two feasibility studies, (one by Met-Chem in January 2005 based upon mineral reserves above the 700 metres level, and the Updated Feasibility Study in October 2005 incorporating mineral reserves down to the 900 metres level); construction of a new headframe, hoist room, ore and waste bins; shaft sinking down 290 metres from surface; 113 Zone ramp extended 1,200 metres down to the 680 metres level; Lower Inter Zone accessed down to the 570 metres level with the completion of 429 metres of ramping and drifting; 685 metres of drifting; 367 metres of ventilation raising; initiation of mill rehabilitation with the refurbishing of the crushing circuits, conveyors and assay laboratory; 33,500 metres of definition drilling from 137 holes; 19,000 metres of surface exploration drilling from 32 holes; and detailed engineering for the shaft and surface infrastructure.

In 2006, $74.5 million was invested to fund the aforementioned construction and development work and the following drilling activity:

•

336 definition drill holes totaling 24,578 metres of definition drilling, including 185 holes totaling 9,612 metres within the 113 Zone and 151 holes totaling 14,966 metres within the Lower Inter Zone.  Footwall drifts, which are set 20 metres apart, were used as the collar locations.  Definition drilling on the Lower Inter Zone was still in progress at the end of 2006.

•

48,083 metres of exploration drilling, including 19,779 metres of underground drilling and 28,304 metres of surface drilling.  Details of the exploration drilling program are included under the heading “Drilling”, below.

In 2007, $33.9 million was invested to fund the pre-production operating costs up to May 1, 2007, the date of achieving commercial production, capital expenditures, and the following drilling activities:

•

210 definition drill holes totaling 11,961 metres of definition drilling, including 177 holes totaling 8,779 metres within the 113 Zone and 33 holes totaling 3,182 metres within the Lower Inter Zone.  Information from the definition drilling program was used to finalise the precise ore stope dimensions.  Footwall drifts, which are set 20 metres apart, were used as the collar locations.  Results from definition drilling on six working levels of Zone 113 were incorporated into a updated mineral reserve estimate as at December 31, 2007.  Definition drilling on the Lower Inter Zone has been completed and integrated within the updated mineral reserve estimate as at December 31, 2007.

•

18,918 metres of exploration drilling including:  62 holes totaling 8,473 metres of underground drilling within the 118-120 Zones area; and 10,445 metres of surface drilling within the 123 Zone area.  Details of the exploration drilling program are included under "Drilling".

See also "Drilling – Drilling Program 2006 – 2007” and “– Drilling Program 2008”.

Drilling

Over 220,000 metres of core from surface holes has been drilled since 1998.

Hole collars were surveyed by mine surveyors.  Hole deviations were measured using Reflex instruments that provide azimuth and dip at intervals of 50 metres.  In addition, dip angles were measured at intervals varying from 6 to 25 metres along the hole using Microsync or Easy Dip instruments.  All of these instruments provide accuracy well below one degree.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

Drilling Program 2006 – 2007

Development and definition drill programs continued with the objective of increasing the Casa Berardi Project’s initial six year mine life.

Drilling activity was prioritized on definition drilling of Zone 113 and the Lower Inter Zone required for finalizing stope design and access, and an underground program in the area of Zones 118-120 to follow up on inferred resources that had previously been identified by wide spaced surface drilling.  In addition surface and underground drilling tested deep targets in the area between the two mine sites and extended the mineralization contained in the crown pillar of the East mine.

In accordance with the existing results, mineralization along the Casa Berardi fault system remains open at depth and along strike.

Zone 122-Deep.  During 2006, underground exploration intersected high grade mineralization along the Casa Berardi fault , 1000 metre below surface and 800 metre from the existing infrastructure.  Intersections returned 12.2 grams per tonne of gold over 9.9 metres and 12.2 grams per tonne of gold over 7.2 metres.

Zone 123-S.  During 2007, the most significant discovery of mineralization to date outside of the Casa Berardi fault (Zone 123-S), located 350 metres south and 900 metres east of the existing West Mine infrastructure, was made at Casa Berardi during the exploration program in 2006.  Drilling resumed in 2007.  Best results returned intersections (along the hole) of 32.7 grams of gold per tonne of gold over 13.8 metres and 13.1 grams of gold per tonne of gold over 11.6 metres.

Zones 118-120.  Underground drilling was performed in 2006 and 2007 from the 550 level exploration drift, in the area of Zones 118-120, which had previously been discovered by surface drilling.  Mineralization differs from Zones 113 and Lower Inter because gold is usually associated with disseminated sulphide and stockwork rather than large and continuous quartz veins.  As a result, the geological block model has been updated and remodeled by Scott Wilson RPA and a new mineral resource has been estimated.  See "Updated Mineral Resource and Mineral Reserve Estimates", below.

Principal Zones.  During 2006, a wide-spaced surface drill program was conducted in the area of the Principal Zones which contains multiples lenses.  The majority of the Principal Zones are located north of the Casa Berardi fault, 1,000 metres east of the new production shaft.  Two holes intersected the Principal Zones, north of the Casa Berardi fault and returned 29.7 grams of gold per tonne of gold over 20.5 metres and 20.1 grams of gold per tonne of gold over 1.5 metres.

East Mine Crown Pillar.  During 2006, approximately 6,000 metres of drilling was performed in the area of the East Mine crown pillar providing information that has been incorporated into an updated mineral resource estimate.   See "Casa Berardi Project - Updated Mineral Resource and Mineral Reserve Estimates".

In 2007, a study was completed by Breton Banville and Associates (“BBA”) to evaluate the potential of providing mill feed from an open pit mining operation at the East mine crown pillar.  The study concluded that mining the crown pillar by open pit methods generated a positive cash flow at  a gold price of US $605 per ounce,after taking into consideriation  the positive impact of using waste material obtained from the open pit as backfill for the underground mining operation.  The study recommended that additional drilling be performed to convert additional inferred resources into indicated and measured resource categories in order to improve the project economics.  Accordingly, twenty one (21) additional holes have been drilled in 2008 and the results are being incorporated into a revised pit design and updated study during the second quarter of 2008.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

Drilling Program 2008

In 2008, surface drilling will mainly focus on the extension of the South fault, extending the mineralization intersected in the newly discovered Zone 123-S.

It is anticipated that Lake Shore will commence surface drilling on the adjacent Casa Berardi Exploration Property to fulfill its commitment to incur expenditures of $600,000 prior to September 6, 2008.

The three year underground exploration program, initiated in 2007, will continue as follows:

(a)

drilling in the area of the Principal Zones and between the East Mine and West Mine where limited surface exploration has been performed to date;

(b)

At the East Mine, rehabilitation of the underground workings and definition drilling is planned with the objective of transferring the inferred mineral resources to the indicated category and ultimately to mineral reserves; and

(c)

An exploration drift will be developed at the 810 meter level, east of Zone 113 and south of the Casa Berardi fault, to provide drill access to test the depth extension of Zone 113 and to test the continuity and extension of Zones 122 and 123-South.

Sampling and Analysis

The drill core is washed, verified for continuity, recovery rates and accuracy of the length.  Core from underground is photographed to record rock quality.  Following that, Rock Quality Designation (“RQD”) measurements are carried out for the entire length of the drill core.  The Company’s geologist describes the core’s geology and records geological and structural data into a digital logging package.  The Company’s mining technician samples the core, following the recommendations provided by the geologist.  Approximately 60 to 80% of underground definition diamond drill hole length is typically sampled.  Sample lengths average 1.0 metres and typically 20% to 40% of a surface exploration diamond drill hole’s length is sampled.   Insertion of certified reference material is made by the Company’s geologists at a rate of one for each 25 sample batch, and blanks are inserted through the mineralized zone of the surface exploration diamond drill holes.  A re-analysis is being made at a secondary lab (AlS-Chemex) on 10% of all assays.

Two laboratories are used for first assays:  Laboratoire Expert of Rouyn Noranda (first lab for the surface exploration program) and the mine site laboratory (first lab for the underground program) and the third laboratory ALS-Chemex(Chimitec) of Val D’Or(secondary lab) is used for Quality Assurance and Quality Control ("QA/QC") control.

At Laboratoire Expert, a 30 gram sub-sample is prepared and weighted for assay.  For exploration samples, fire assays with a detection limit of 5ppb with an atomic absorption finish are used for a first run.  All results above 1000 ppb are re-assayed with the same method using a detection limit of 0.1 grams of gold per tonne with a gravimetric finish.

At the mine site laboratory, a 30 gram sub-sample is prepared and weighed for assay.  Each 30 gram sample is analysed by the fire assay method using the atomic absorption finish.  The mine site lab has its own QA/QC program that consists of insertion of blank samples, certified reference material and pulp duplicates in each batch analysed.

At ALS-Chemex laboratory, a 30 gram sub-sample is prepared by multiple splits and weighted for assay.  For exploration samples, fire assays with a detection limit of 5 ppb with an atomic absorption finish are used for a first run and all results above 1000 ppb are re-assayed.  All cross-check samples (surface and underground) are assayed with the same method using a detection limit of 0.3 grams of gold per tonne with a gravimetric

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

finish.  ALS-Chemex has its own QA/QC program that consists of insertion of blank samples, certified reference material and pulp duplicates.

Quality Assurance and Quality Control ("QA/QC")

Jeannot Boutin P. Eng.  Mining Geology Superintendent at Casa Berardi is responsible for design and implementation of the Company's QA/QC program at Casa Berardi with the assistance of Scott Wilson RPA.  In completing the primary lab QA/QC program, Aurizon inserts commercial standard material of different grades at a rate of 4%.  Results have been monitored upon receipt of each certificate and all values outside 10% from expected grade on standard are re-assayed using the whole sample batch pulps.

For the drilling program, the control lab for both the mine geology and exploration programs was ALS Chemex of Val d’Or.  Around 10% of the sample pulps and approximately 5% of the coarse rejects coming from primary labs are re-assayed with the same fire assay with gravimetric finish technique.  ALS Chemex has its own QA/QC program that include for each certificate a series of blank, duplicates and standards corresponding to approximately 20% of samples submitted.  QA/QC program results are sent to Aurizon with every assay certificate.

Updated Mineral Reserve and Resource Estimates

Mineral Reserves

In 2007, Aurizon initiated a definition drilling program in order to transfer existing mineral resources to the mineral reserve category. The gain in mineral reserves coming from Zones 109 and 115, the Lower Inter Zone and the East Mine crown pillar have been compensated by the depletion as a result of the 2007 mine production, and a re-assessment of mining recovery and cut-off grade.  Mineral reserves, which were estimated using a gold price of US$581 per ounce total 3.1 million tonnes averaging 9.3 grams of gold per tonne  for 918,000 ounces.  Mineral reserves and resources estimates have been estimated in accordance with the Standards of Disclosure for Mineral Projects as defined by NI 43-101.

Table 1-1 below summarizes the updated mineral reserve estimates for the Casa Berardi Project as of December 31, 2007.  The mining plan required for the preparation of the  mineral reserve estimates is prepared by Aurizon’s site mining engineer under the supervision of Christian Bourcier P.Eng., general superintendant.  Scott Wilson Roscoe Postle (“Scott Wilson RPA”), and Breton Banville and Associates (“BBA”) were commissioned by Aurizon to update the mineral reserve estimate on the different zones of the property.  Scott Wilson RPA reviewed the mineral reserve estimate on Zones 109, 115 and updated the mineral resources of existing West Mine Zones. BBA prepared a mineral reserve estimate on the East Mine crown pillar, based on previously estimated indicated mineral resources.  Golder Associates Ltd. updated the mining plan for the Lower Inter Zone based upon an updated mineral resource estimate prepared by Scott Wilson RPA.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

TABLE 1-1 PROVEN AND PROBABLE MINERAL RESERVE ESTIMATES Casa Berardi Project As at December 31, 2007
	Tonnes	Grade Grams/tonne	Gold Ounces
Proven
113 Zone Ore	780,000	8.7	218,000
North-West	116,000	6.1	23,000
East Mine Pillar	84,000	3.9	11,000
Total Proven	981,000	8.0	252,000

Probable
113 Zone Ore	843,000	12.1	329,000
Lower Inter Zone Ore	857,000	9.5	262,000
115 Zone Ore	37,000	12.0	14,000
109 Zone Ore	43,000	6.8	10,000
South West Zone Ore	5,000	5.8	1,000
111 Zone Ore	28,000	5.6	5,000
Low-Grade Development Ore	89,000	3.9	11,000
East Mine Pillar	206,000	5.2	34,000
Total Probable	2,106,000	9.8	666,000

Total Proven and Probable	3,087,000	9.3	918,000

Notes:

1

CIM definitions were followed for Mineral Reserves.

2

Previous mineral reserves estimate were based on a mining recovery of 97% as proposed by the Updated Feasibility Study prepared by Scott Wilson RPA.  The experience gained during the first year of production indicates that a mining recovery of 90% on primary stoping and 95% on secondary stoping would be more appropriate.

3

Mineral reserves are estimated using a three year trailing average gold price of US$581 per ounce, and a US$/C$ exchange of 1:1.137.   Minimum cut off grades of 5.1 grams of gold per tonne were used based on long term operating costs.  Previously the cut off grade was 4.0 grams of gold per tonne.

4

Totals may not represent the sum of the parts due to rounding.

The following assumptions were used in the estimate of reserves:

•

For the underground operation, the selected mining method is sequential transverse and longitudinal longhole when the vein is larger than 10 metres and longitudinal longhole retreat when the vein is less than 10 metres.  The stoping sequence includes cemented rockfill of the primary stoping sequence, cemented and unconsolidated rockfill for the longitudinal retreat and unconsolidated rockfill for secondary stoping sequence.

•

Stope dilution has been estimated from numerical modeling on the basis of the stability of the stope openings, ore deposit geometry and mining method.  The amount of dilution was reduced for stopes of smaller dimensions on the fringes of the zone, and increased for stopes with unfavourable geometry based on 2007 production experience.  In addition, each stope was assigned a backfill dilution percentage based on number of walls of fill and type of mucking floor. As a result, dilution averages 18-20%.

•

Minimum underground mining widths of two to three metres were used.

•

For the East Mine crown pillar open pit, a cut off grade of 1.2 grams per tonne was used. The overall pit slope was estimated at 35 degrees.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

Mineral Resources

Mineral resource estimates are prepared under the supervision of Jeannot Boutin, Mining Geology Superintendent. In addition, Scott Wilson RPA was commissioned by Aurizon to prepare updated mineral resource estimates on the different zones of the property:

▪

Scott Wilson RPA prepared a mineral resource estimates on the Lower Inter Zone, Zone 123, Zone 117S, the underground East Mine Zone and updated the mineral resources of the existing West Mine zones.  Scott Wilson RPA also audited mineral resource estimates of Zone 109 and Zone 115.

Table 1-2 below summarizes the updated mineral resource estimates for the Casa Berardi Project as of December 31, 2007.

TABLE 1-2 MINERAL RESOURCE ESTIMATES Casa Berardi Mine As at December 31, 2007
	Tonnes	Grade Grams/tonne	Gold Ounces
Measured Mineral Resources
East Mine Underground	299,000	6.8	67,000
Total Measured	299,000	6.8	67,000

Indicated Mineral Resources
Zone 113	681,000	3.9	85,000
Zone Lower Inter	103,000	19.9	66,000
Zone 111	52,000	5.2	9,000
Zone South West	579,000	4.6	85,000
Zone North West	24,000	4.2	3,000
Zone Inter	124,000	4.4	18,000
Zone 109	19,000	11.2	7,000
Zone 115	24,000	15.3	12,000
Zone Principal	903,000	6.5	189,000
East Mine Crown pillar	667,000	4.0	86,000
East Mine Underground	138,000	8.2	36,000
Total Indicated	3,314,000	5.6	596,000

Total Measured & Indicated Resources	3,613,000	5.7	662,000

Inferred Mineral Resources
Zone Lower Inter	158,000	6.4	32,000
Zone 123-S	714,000	9.4	216,000
Zones 118-120	854,000	6.6	183,000
Zone Principal	2,963,000	6.5	615,000
East Mine Crown Pillar	170,000	5.7	31,000
East Mine Underground	624,000	6.8	137,000
Total Inferred Resources	5,484,000	6.9	1,214,000

Notes:

1.

CIM definitions were followed for Mineral Resources.

2.

Mineral resources are estimated using an average long-term gold price of US$750 per ounce,  a US$/C$ exchange rate of 1:1.10, and a cut-off of 4.1 g/t Au.

3.

Minimum underground mining widths of two to three metres were used.

4.

Totals may not represent the sum of the parts due to rounding.

5.

Mineral resources are exclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

Mining Operations

Mining Method

The selected mining method is sequential transversal and longitudinal long hole when the vein is larger than 10 metres and longitudinal long hole retreat when the vein is less than 10 metres.  In areas where the fault is wider, the sequential mining method will also be used when the vein is less than 10 metres.  When the vein is larger than 20 metres, it is divided into panels and mined from the hanging wall to the footwall.  The stoping sequence includes cemented rockfill of the primary stoping sequence, cemented and unconsolidated rockfill for the longitudinal retreat and unconsolidated rockfill for secondary stoping sequence.  As a result of ground conditions encountered in 2007, longitudinal retreat mining has not been retained in current mining plan for Zones 113. Mineral reserves as of December 31, 2007 reflect this change, including increased development requirements.

Stope dilution has been calculated from numerical modeling on the basis of the stability of the stope openings, ore deposit geometry and mining method.  The amount of dilution was reduced for stopes of smaller dimensions on the fringes of the zone, and increased for stopes with unfavourable geometry based on 2007 production.  In addition, each stope was assigned a backfill dilution percentage based on number of walls standing against the fill and the type of mucking floor.

Metallurgical Processing

Metallurgical processing involves intensive cyanide leaching gravity circuits followed by a conventional carbon-in-leach circuit.  In 2007, metallurgical recoveries of 93% were achieved, compared to the average life of mine recovery of 91.2% estimated in the Updated Feasibility Study.

Life of Mine Plan

The mine plan outlined in the Updated Feasibility Study envisaged  initial production of 1,600 tonnes per day commencing in the fourth quarter of 2006, gradually increasing to 2,200 tonnes per day by the first quarter of 2008, as additional working places are developed. However, in view of the experience gained in the first year of operations and the current industry-wide shortage of experienced miners, Aurizon has decided to maintain  an underground production rate of 1,800 tonnes per day for the foreseeable future. If operations commence at the East Mine open pit, total production could increase to 2,100 tonnes per day.

Production and development have been scheduled for the remaining mine life of four and a half years of operations from January 2008 to the middle of 2012.  Development was compiled by individual heading, measured from conceptual mine plans, and scheduled monthly.  The Updated Feasibility Study estimated mine life development rates averaging 13.4 metres per day, peaking in 2007 at 20.8 metres per day, and declining to 8.8 metres per day in 2012, whereas the long term plan estimates an average of 20 metres per day.

2007 Operations and Outlook for 2008

In 2007, Casa Berardi gold production totalled 159,469 ounces and gold sales during the year totalled 160,600 ounces.  The average realized gold price in 2007 was US$696 per ounce and at an average Cdn/US exchange rate of 1.06, sales proceeds totalled $118.8 million.  As Casa Berardi was not in commercial production until May 1, 2007, gold and silver sales totalling $31.1 million, and associated operating costs have been deferred and included in capitalized mineral property costs.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

In 2007, the average grade of the ore was 9.8 grams of gold per tonne.  Mill recoveries for the year averaged 93.0%, compared to the 91% recoveries anticipated in the feasibility study.

Ore production scaled up during the first half of 2007 from 1,130 tonnes per day to over 1,650 tonnes per day as additional stopes were developed.  Initial mining experience gained in early 2007 necessitated more elaborate ground support systems, which have had a direct impact on the development and production cycles.  In addition to the ground support changes, modifications were made during the year to the mining sequence which resulted in the mining of stopes in the center of the orebody and working outwards to the abutments in a pyramidal shape.  Production rates stabilized in the second half of 2007 above 1,650 tonnes per day and are expected to increase to 1,800 tonnes per day in 2008.

Based upon the 2008 mine plan, it is estimated that Casa Berardi will produce approximately 160,000 – 170,000 ounces of gold at an estimated total cash cost of US$394 per ounce, using a Cdn$/US$ exchange rate at parity.  This compares to the gold production of 159,469 ounces and a total cash cost of US$327 in 2007 at an average Cdn$/US$ exchange rate of 1.07.

The average daily mine production is estimated to increase to 1,800 tonnes per day in 2008, an increase of 20% over 2007.  Ore grades are expected to average 8.6 grams per tonne in 2008 compared to the 9.8 grams per tonne achieved in 2007.  Ore production in 2008 will be primarily from the 113 Zone with some ore provided by the lower grade NW Zone and later in 2008 with development ore from the Lower Inter Zone.

Sustaining capital costs at Casa Berardi in 2008 are estimated to total $15.4 million, primarily for the development of the upper and lower portions of the 113 Zone and of the Lower Inter Zone.  An additional $2.6 million is planned on infrastructure and equipment improvements and $0.4 million for tailings pond improvements.  Underground development in 2008 will total 5,100 metres, including 1,700 metres of ramping; 2,400 metres of drifting; and 1,000 metres of raising.

The Company anticipates that a total of approximately $10.2 million will be invested at Casa Berardi during 2008 for exploration, including $6.1 million on underground development and infrastructure to allow exploration drilling, and $4.1 million on approximately 44,000 metres of surface and underground drilling.

JOANNA GOLD PROJECT

The following information on the Joanna Gold Project that is of a scientific or technical nature has been prepared by or under the supervision of  Michel Gilbert, Vice President of the Company and a qualified person under NI 43-101, and, except for recent exploration information updated by management of the Company, is derived from the technical report prepared by or under the supervision of Claude Duplessis, P.Eng.  Senior Engineer and Manager of Geostat Systems International Inc. ("Geostat"), entitled "Resource Modeling & Estimation Update – Joanna Gold Deposit", dated October 26, 2007 (the "Geostat Report"), a copy of which has been filed under the Company's profile at www.sedar.com.

The Joanna Gold Project comprises 92 claims covering 2,608 hectares and is located approximately 20 kilometres east of Rouyn-Noranda, Quebec.  The Company owns three (3) of the 92 claims and holds options to acquire a 100% interest in 87 claims and an option to acquire a 75% interest in the remaining two of the 92 claims.  The following is a description of the Company’s rights and interests in the claims comprising the Joanna Gold Project.

Original Joanna Claims (67 Claims).  Pursuant to an agreement dated as of June 29, 2006, the Company has an option to earn a 100% interest in 67 claims from 90569 Canada Inc., subject to a 2% net smelter return royalty, by incurring exploration expenditures of $3.5 million over three years, payments of $500,000 in cash or shares and the issuance of 50,000 shares of the company.  Exploration expenditures totaling $6,118,115 have been incurred as at December 31, 2007. All option payments owing up to December 31, 2007, for an aggregate amount of $300,000 in cash or shares, together with the 50,000 share payment have been made in accordance with the option agreement.  An advance royalty of $500,000 is payable upon completion of a

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

feasibility study on the property.

O’Connor (3 Claims).  Aurizon has acquired, for cash, a 100% interest in three claims from an arm’s length party.  The claims are situated along the eastern boundary of the original Joanna claims and along the strike of the gold bearing system.  Aurizon plans to initiate a surface drill program on the O’Connor claims in 2007.

Henriksen (20 Claims).  Aurizon has an option to acquire a 100% interest in twenty (20) claims known as the Henriksen block, subject to a 2% net smelter royalty, from an arm’s length party.  The Henriksen block of claims is situated along the north-western boundary of the Joanna Gold Project and along the strike of the gold bearing system.  To earn a 100% interest in the Henriksen block, Aurizon will be required to incur aggregate exploration expenditures of $350,000 and make cash payments totaling $100,000 over three years ending December 31, 2009.  To date, the Company has incurred $262,508 of exploration expenditures on the Henriksen block and made cash payments of $50,000.

Heva (2 Claims).  Aurizon has entered into an option agreement to acquire a 75% interest in the two (2) claims knows as the Heva claims from Vantex Resources Ltd., subject to an underlying 1.0% net smelter return royalty.  Stellar Pacific Ventures Inc. owns the remaining 25% interest in the property, which is also subject to an underlying 1.0% net smelter return royalty.  To earn the 75% interest in the Heva claims, the Company must make cash payments totaling $ 600,000 over a twelve (12) month period and Vantex will retain a 1.5% net smelter return royalty.  Aurizon has an option to buy back 50% of the Vantex net smelter return royalty at any time, at a cost of $500,000. As at December 31, 2007, the Company has made cash payments totaling $150,100.  Vantex will be entitled to advance royalties at certain milestones including feasibility and commercial production.

Property Description, Location, Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Joanna Gold Project is located along the Cadillac Break, 20 kilometres east of Rouyn-Noranda, Quebec just off Highway 117.  The Joanna Gold Project comprises 92 claims covering 2,608 hectares in a polygon without inclusions.  The property is accessible via a gravel road to the old shaft collar of the Hosco mine.  Some concrete slabs remain as evidence of the previous mining activities.  The north-south gravel road crosses a railway line, which runs east-west.  The railway line does not pass over any previously identified gold mineralization.  It is located in the Joannes Township, Province of Québec, 2 kilometres north-east of the Rouyn-Noranda airport.

Gescad Inc. manages the mining titles for Aurizon and produces an update on the titles once a year.  All statutory work and tax payments are in good standing.

The average yearly mean temperature for the area is slightly above the freezing point at 0.8°C.  The average temperature in July reaches 16.8°C while for January it averages -17.9°C.  According to precipitation data gathered between 1961 and 1990, on average, 928 millimetres of water falls annually in the area.  The most abundant precipitation falls in September, with 103 millimetres of water.  Average monthly precipitation ranges from 48 millimetres in February to 103 millimetres in September.  Snow falls from October to April, but is much more significant from November to March, where the average for these five months is 26 millimetres, expressed in millimetre of water.

The property is well located in respect of access (air, road & train), electricity, water and manpower.  The regional resources concerning labour force, supplies and equipment are sufficient, the area being well served by geological and mining service firms.  The town of Rouyn-Noranda, with more than 39 000 citizens, could provide the workforce for a new mine.  While there is currently a general shortage of qualified personnel in the mining and exploration sector, the location of the project is favourable in that regard.  The city is a regional center for the western Abitibi region.  The area is traditionally a mining area with several operating mines and active exploration companies.  Rouyn-Noranda has the necessary infrastructure to support a mining operation.  All major services are available in Rouyn-Noranda and Val d’Or.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

The following infrastructures are found on the Joanna Gold Project:  an access gravel road from Highway 117 which leads to the site near the old shaft collar of the Hosco mine, some concrete slabs remain as witness of the past mining operations, the north-south gravel road crosses a railway.  The railway runs east-west and is not located on the identified gold mineralization.  Local electrical distribution is available from the power line on the nearby 117 National Road.  A 120kV power line passes 2.7 kilometres north of the Hosco deposit.  The existing inclined shaft and ramp could be used to perform underground exploration activity.

The site of the Joanna Gold Project is characterized by low relief topography.  The slope is gently dipping towards the north into a major swamp.  The land is drained westward by small creeks.  The vegetation of the surrounding area is characterized by aspens and balsam poplars.  Most of the zones of interest do not outcrop and are under a swamp.  On September 11, 2007, Aurizon received a Certificate of Authorization from the Minister of the Environment of Québec for the construction of access roads in the wetland in the Hosco mine sector, which will enable Aurizon to continue the exploration drilling and development of the project throughout the year.

History

The Joanna (formerly known as Hosco-Heva) Gold Project area has been explored over the last sixty years, as indicated below:

Hosco Claims

1944-1945:

Hosco Gold Mines completed a magnetic survey and 81 diamond drill holes totalling 20,000 metres.

1946:

Sinking of an inclined shaft (55°) to a vertical depth of 131 metres.  Three working levels developed, at 40 metres, 80 metres, 120 metres below surface.

1946-1947:

Completed drifting and crosscutting on the three levels as indicated below:

Level	Vertical depth	Drifts + Crosscuts
	Metres	Metres

1	40	95

2	80	1,042

3	120	1,262

	Total:	2,399

1948-1949:

Production at a rate of 100 tonnes/day.  A total of 45,872 tonnes grading 6.58 grams of gold per tonne were extracted from 9 shrinkage stopes and milled at the nearby mill of McWatters Gold Mines Ltd.  Mill head was reported as 4.90 grams of gold per tonne.

1949:

Production ceased.  Proven reserves reported of 75,344 tonnes, grading 9.60 grams of gold per tonne.

1949-1972:

No work performed.

1972:

The property is staked by G.  and Y.  Vezina.

1973:

Ore reserves calculations by Derry, Mitchener and Booth: probable and possible reserves estimated at 954,556 tonnes, grading 5.14 grams of gold per tonne  These are reported

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

historical estimates prepared prior to NI 43-101 and are provided only as information regarding historical work conducted by previous owners.  To the Company's knowledge the estimates were not based upon current CIM reserves definitions.  The estimates have not been verified or validated by the Company and should not be relied upon.  See "Joanna Gold Project - Mineral Reserves" and "Joanna Gold Project - Mineral Resources".

1979:

SOQUEM acquires the mining rights.  Re-logging of the 1944-1945 diamond drill holes.  Some sections are re-assayed.

1980-1981:

SOQUEM drilled 7 holes totalling 1,128 metres.  Compilation of previous work resulted in a revised estimation of ore reserves by SOQUEM, calculated as 612,440 tonnes grading 4.30 grams of gold per tonne in the probable and possible categories.

1984:

SASU Investments Inc. options the property.  An economic evaluation by Roche Ltd.  resulted in outlining comparable ore reserves as that completed by SOQUEM.  Ten diamond drill holes totalling 2,988 metres were completed.

New ore reserves calculations by Louvicourt Mining Management Company Ltd.  Ore reserves amount to 1,081,620 tonnes grading 4.10 grams of gold per tonne all in the drill indicated category.

1985:

Jean Descarreaux and Associates Ltd.  completed an economic assessment and review of the SOQUEM  and Louvicourt Mining Management reserve estimates.

1986-1987:

Louvicourt Mining Management Ltd., ("LMM") agent for Eastern Mines Ltd. and Silver Sceptre Resources Ltd. completed a $4.1 million exploration program consisting of 9,798 metres of diamond drilling to a depth of 100 metres, 389 metres of overburden drilling, 484 metres of exploration ramping to a vertical depth of 80 metres, 238 metres of drifting, 20 metres of raising, and extraction of approximately 21,555 tonnes of mineralization stockpiled on surface.  The surface stockpile remains in place.

Metallurgical testing of four 10 kilograms drill core samples by Canmet (Canada Center for Mineral and Energy and Technology) and the Centre de Recherche Minerales in Sainte Foy, Quebec and metallurgical testing of one composite core sample by Lakefield Research was also completed.  A sample of the Lakefield flotation concentrate was sent to Hydrochem Developments for an evaluation of the NITROX process using the Hosco gold mineralization.

1997:

The access ramp was blocked and the portal was filled in at the request of the Minister of the Environment of Quebec for security purposes.

1998-2004:

1149127 Ontario Inc.  acquires 100% interest in the property, subject to a 1% net smelter royalty held by Cambior Inc.  (now IAMGOLD).

1149127 Ontario Inc.  transferred its interest to 90569 Canada Inc.

2004:

Chris Davis, M.  Sc., P.  Geo,  completed an assessment of the historical work on the property for 90569 Canada Inc.

2006:

Aurizon optioned the property in June 2006 from 90569 Canada Inc.  as previously described.  Computerization of the historical data and initiation of an independent estimation of resources by Geostat.

Geological field work during the summer of 2006 included:

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

•

33 rock samplings were performed on the low grade ore pad close to the Hosco and Heva shaft location and on some of the outcrop.  The mineralized samples were used to connect the content to certain visual criteria (such as type and quantity of sulphides and the alteration).

•

Visited 8 outcrops located south of the Cadillac break, up to 1.5 kilometres surrounding the old Hosco mine infrastructures.  Mapping and the data collected in the environment of the quartz veins provided the connection of the concentrations of veins to the development of folds having a few metres of amplitude within the main foliation associated with the corridor of the Cadillac fault.  These structural features show a plunge to the North West of between 50° and 65°.

2007:

Aurizon commences exploration program involving diamond drilling and re-assaying of core from previously drilled holes.

Heva Claims

1944-1945:

Heva Cadillac Gold Mines Ltd.  drilled 56 diamond drill holes totalling 9,960 metres.  A-50 degrees N inclined three compartment shaft was excavated to a vertical depth of 122 metres.  Underground work consisted of drifting and crosscutting on 84 metres and 122 metres levels.

1946:

Company name change to Heva Gold Mines Ltd.

1947:

The shaft was deepened to a vertical depth of 177 metres and the 160 metres level was excavated.

1948:

Mines and Resources Canada completed an investigation of the Heva gold mineralization.  The report indicated that the 99% of the gold could be recovered by direct cyanidation.  Seven underground drill holes were completed from the 122 metres level.  Nine surface drill holes were completed.  Operations are suspended and the mine is allowed to fill with water.

1951-1953:

The mine is dewatered and underground operations are resumed.  A total of 47,475 tonnes of ore grading 6.86 grams of gold per tonne was produced before the operations are stopped due to a shortage of mine labour.  A total of 960 metres of drifting and crosscutting was completed from 1946 to 1953.

1975:

Yvon and Gaston Vezina acquire the mining rights

1978-1981:

SOQUEM Exploration options the property.  The surface geology is mapped and the base line resurveyed.  A total of 6,920 metres of surface diamond drilling is completed.

1982:

SOQUEM Exploration completed a detailed mineralogical study.  This consisted of 69 thin sections from the 1980 and 1981 diamond drill core.

1983:

SOQUEM Exploration completed a humus geochemical survey.

1984:

SASU Investments Inc.  acquires an option to the property.

1985:

New Goldcore Ventures and Amberquest Resources Ltd option the Heva Block.  Norgold Management Ltd.  agent for New Goldcore Ventures and Amberquest Resources Ltd.  Hired Ovaltex Inc.  to complete 28 surface diamond drill holes totalling 7,967 metres.

1986 - 1987:

Louvicourt Mining Management, agent for Eastern Mines Ltd., and Silver Sceptre Resources Ltd. completed 11,126 metres of surface diamond drilling and installation of the following

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

surface infrastructure; access road, powder storage, sedimentation basin, septic system, new power line, service building, dewatering facilities, hoist and a head frame in preparation for completion of an advanced underground exploration program.  The program was suspended on July 28, 1987 due to surface overburden caving into stope 2-15 shortly after dewatering had started.

1987-1988:

Louvicourt Mining Management Ltd., agent for Eastern Mines Ltd.  And Silver Sceptre Resources Ltd. completed a revised advanced exploration program.  It consisted of 7,614 metres of surface diamond drilling, and an evaluation of the 2-15 cavve in area, sinking of vertical three compartment 7 metres by 3 metres shaft to a depth of 227 metres, 260 metres of cross cutting, 122 metres of drifting on the new 200 metres level and 148 metres of underground bazooka drilling.  The 2-15 stope assessment consisted of a seismic survey, overburden drilling, 32 diamond drill holes and an overburden analysis.  Shaft stations were excavated to correspond to the same levels within the old workings and a 40 metres pillar was established above the new 200 metres level.  A loading pocket was established on the 200 metres level.  A total of 1,386 tonnes of mineralization was extracted and piled on surface.

1999:

T.  P.  O’Connor acquired Lots 24 and 25 in Range VI of Joannes Township.

1998-2004:

1149127 Ontario Inc. acquires 100% interest in the Heva mining claims.  There are no outstanding obligations on these claims except for a 1% net smelter return royalty held by Cambior (Vallee 2004).  In 2004, minerals rights were transferred to Vantex Resources Limited from O’Connor and Gauthier.

2005

Stellar Pacific Ventures signs agreement to carry out exploration work and acquire 25% of the property.

2007

Aurizon acquires an option on 100% of the 75% ownership interest of Vantex Resources Limited in the two Heva claims.

Geological Setting

The Joanna Gold Project is situated in Joannes Township in the south central portion of the Abitibi Greenstone Belt, within the Superior structural province of the Canadian Shield.  All rocks are Archean in age A wide variety of syn-volcanic to late tectonic intrusive rocks ranging from peridotite to hyperaluminous granite occur throughout the region.  Proterozoic diabase dykes trend northeast-southwest and occur discordant to all lithologies.  Metamorphism vary from subgreenschist to greenschist facies throughout the region and increases quickly to amphibolite facies immediately South of the Cadillac Break in the Pontiac sub-province.

The Rouyn-Noranda mining district is well known for its base metal deposits associated with volcanic rocks but several gold deposits in the immediate vicinity of the Cadillac Break (fault) have been defined over the years.

The main structural feature of the region is the Cadillac Break.  It is a large-scale regional tectonic feature extending for 200 kilometres from Kirkland Lake, Ontario to Val d’Or, Quebec.  It generally strikes east-west and dips northward and is characterized by a wide zone of talc-chlorite schist separating the Temiskaming and Cadillac groups.  Other local scale northeasterly trending faults occur throughout the region.

A number of gold showings occur in the region typically associated with the Cadillac Break.  Besides the old Hosco and Heva mines, the previously mined McWatters gold mine is the best-known gold deposit near the property.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

The Joanna property is located on the Cadillac Break, 20 kilometres east of the Noranda base metal camp.  Folded and faulted sedimentary rocks of the Pontiac domain enclose high grade quartz stockwork and low grade disseminated sulphides enveloped defined by drilling.

Mineralization

Gold appears to be mainly associated with finely crystallized sulfides in a biotite rich schist with minor deformed millimetric to pluri-centimetric quartz veins.  Mineral assemblage also includes variable concentrations of white mica, carbonate, albite, garnet, and possible other alumino-silicates.  Amphibole and tourmaline rich replacement zones have been locally identified.

Historically, eight zones of gold mineralization were defined within access of the current Hosco underground workings above a depth of 140 metres.  These include the A, B, C, D, E, BFH, GD and Double D zones.  The A, B, C, D, E, BFH and GD zones occur between sections 8310 E and 9230 E, and have a strike lengths ranging from 500-900 metres.  The mineralization occurs as discontinuous, possibly westward, plunging lenses.  Each zone has been explored at that time to a depth of approximately only 140 metres and remains open to depth and along strike to the east and west.

Exploration & Drilling

During 2006, Aurizon obtained access to historical data pursuant to its agreement with the past owner and has carried out extensive computerization and integration of the historical data.

Martin Demers, P. Geol., Exploration Manager of the Company, carried out surface mapping in the summer of 2006.  Exploration holes were incorporated into a database in electronic format at the end of 2006.  Easily computerized reliable underground data is also included in the new database.

During 2007, a total of 11,200 metres from 25 holes, with 6,844 samples were incorporated into a new mineral resources estimate prepared by Geostat.  (See Mineral Resources Estimate, below).

Surface exploration drilling on the Joanna Gold Property during 2007 intersected narrow veins with high gold grades along the western extension of the Heva block.  Ten of the twenty-two holes completed along the western block returned grades above 7.0 grams of gold per tonne over an average width of 1.3 metres, including six (6) holes above 13.0 grams of gold per tonne. Mineralization has been identified in three distinct gold bearing trends over a distance of 1.7 kilometres, each one extending along the Cadillac fault for 150 metres at depths of between 300 to 500 metres.

Mineralization follows multiple distinct zones along a dip between 50 and 60 degrees to the north with a western plunge.  Current mineral resources are restricted to a 100 to 190 metres wide lower grade halo of 0.5 to 2.0 grams of gold per tonne.  Mineralized zones along this corridor plunge to the west, and are usually narrower and less continuous in the western block and wider and more continuous in the eastern block.

A mapping and sampling campaign were conducted on the Henriksen property during the summer and fall of 2007.  Values from 237 rock samples (up to 2.17 grams of gold per tonne) and 1077 soil samples collected throughout the property led to the trenching and channel sampling of 13 selected areas.  Results in the range of 200 to 1000 ppm for Zn and 100 to 400 ppm for Cu, in the western part of the property, is associated with a highly silicified volcanic breccia, part of the Blake River Group. The eastern part of the property displays a gold potential in a similar context as Joanna under the form of disseminated sulphides and minor quartz veins in altered sedimentary rocks.

Drilling Program

Four drill rigs are currently active on the Joanna Gold Project with the objective of:

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

•

upgrading the existing inferred mineral resource to the indicated category on the eastern block where the corridor is wider;

•

testing the extension of the mineralized corridor outside of the existing mineral resources contour; and

•

testing the high grade potential along the dip extension of the main corridor on the eastern block.

The deep exploration program will test the potential for higher grade zones.  Drilling was initiated closer to the surface, west of the western block, where access for drilling was readily accessible.

As high grade veins have been intersected where the mineralized corridor was narrower, the rig will move further east where a larger and more continuous mineralized corridor has been discovered.  Drilling will be initiated as soon as drill access is completed with the objective of drilling down to depths of 700 metres below surface.

One hundred and four (104) holes totaling 46,915 metres have been completed by Aurizon to date including 20,647 metres within the eastern block and 26,269 metres along the western block.  The program is managed by Aurizon personnel and an external firm under contract to Aurizon.  Based on results of the current drilling, it appears that mineralization resembles metamorphosed, sediment hosted, disseminated sulphides rather  than the expected quartz vein association.  Deformation within the sediments is weak to moderate as a result of the high grade metamorphism.  Interlayered mafic units are strongly deformed with tectonic breccias and gauge associated with the Cadillac fault system. There is gold enrichment adjacent to the mafic unit, related to fine grain arsenopyrite in a biotite rich matrix.  Narrow, widely spaced quartz veins, which returned higher grades, have also been intersected.

Sampling and Analysis

Sampling intervals is determined by the geologist depending on the nature of alteration and the presence of mineralization. Due to the disseminated, homogenous and often discrete nature of the low grade ore, definition holes are generally completely sampled. On the other hand, sampling of the longer exploration holes depend on the geologist’s judgement since various intervals of poorly altered and mineralized rocks may be encountered. Density of sampling in these cases are often above 50% of the hole length.  Samples are generally 1.5 meters long, giving representative results of the generally homogenous and wide low grade ore. Particular punctual features can to be tested by shorter samples if needed. A cut-off grade of 0.5 g/t Au over 5 meters is needed to be included in the resources category.

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finition or gravimetric finition for initial assay above 1000 ppb.  All samples with visible gold observed are double checked by a metallic sieves gold concentration.  Certified reference material is inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples is carried out systematically.  Exploration primary assaying is performed at Labexpert of Rouyn-Noranda and check assays on mineralized intervals will be carried out by ALS Chemex of Val D'Or, Quebec.  Drill hole planning, implementation and the quality control program is supervised by Martin Demers, P.  Geol., Exploration Manager of the Company.

Mineral Reserves

There are no mineral reserves currently on the Joanna Gold Project.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

Mineral Resources Estimate

An updated mineral resource estimate in the Geostat Report is as at September 30, 2007, and is based on data from 175 drill holes completed by previous owners on the Heva property; and an additional 25 drill holes completed by Aurizon in the eastern area primarily along the former Hosco deposit and results of the re-sampling program performed by Aurizon on the drill hole core from drilling by the previous owner.  The updated mineral resources are estimated at 11.3 million tonnes averaging 1.7 grams of gold per tonne, for 630,000 ounces in the indicated mineral resource category and 28.6 million tonnes averaging 1.6 grams of gold per tonne, for 1.42 millions ounces in the inferred mineral resource category.  The mineral resource estimate is in accordance with the CIM Definitions Standards for mineral resources and reserves and has been completed in accordance with NI 43-101.

Results of the updated resource estimate are as follows:

JOANNA GOLD PROJECT
MINERAL RESOURCES ESTIMATE(1)

		As at September 30, 2007
		Tonnes	Grade Grams/tonne	Gold Ounces
Mineral Indicated Resources	East block	8,200,000	1.6	420,000
	West block	1,670,000	1.9	103,000
	Heva Block*	1,428,000	2.3	107,000
	Total	11,298,000	1.7	630,000
Mineral Inferred Resources	East block	24,300,000	1.5	1,150,000
	West block	2,689,000	1.9	161,000
	Heva block*	1,576,000	2.0	102,000
	Total	28,565,000	1.6	1,413,000

* Including Stellar Pacific Venture Inc.’s 25% interest

Notes:

1.

Mineral Resources which are not mineral reserves do not have demonstrated economic viability.

•

Data from 1,074 holes and underground channel sampling, including 175 additional holes in the Heva block completed by previous owners and 25 additional holes completed by Aurizon, have been used for the mineral resource estimate.  The holes were drilled between Sections 4660 East and 9500 East.  Holes were drilled with an average spacing of 40m.  Aurizon has computerized and validated the historical data available and has also converted the imperial data into metric, as necessary.

•

Previous records indicate that sampling was performed along the hole to a maximum length of 1.5 metres.  As previously reported in the press release dated March 23, 2007, holes available have been re-assayed and have confirmed the grades and widths of the historical intersections.  In addition, sampling of core sections, which had not been previously assayed, returned similar grades.  Results from the re-assaying program have been incorporated into the updated mineral resource estimate.

•

For the East block, a minimum cut-off grade of 0.5 grams of gold per tonne was used.  For the West block, a minimum cut-off grade of 0.5 grams of gold per tonne was used for intercepts between the surface and a depth of 150 metres, and a minimum cut-off grade of 1.5 grams of gold per tonne was used for intercepts between a depth of 150 metres and 300 metres.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

•

Higher grade intercepts have been capped at 15 grams of gold per tonne.  The specific gravity used in the tonnage calculation is 2.66 tonnes per cubic metre.

Exploration and Development - 2008

The Company expects to spend approximately $3 million in 2008 at the Joanna Gold Project, to perform approximately 26,000 metres of drilling, focused on the following:

•

surface drilling to a depth of 300 metres, outside of the area of the existing mineral resources;

•

testing for potential of higher gold grade mineralization below 300 metres; and

•

exploration targets north of the existing mineral resources.

The Company has engaged Breton, Banville & Associates of Montreal to prepare an updated technical report on the Joanna Project, with emphasis on the upper part of the East Block of mineral resources, above the 200 metre level..  It is anticipated that the report will be completed early in the second quarter 2008.  Further work programs and budgets will be developed following receipt of the report.

OTHER MINERAL PROPERTY INTERESTS

Kipawa Gold Uranium Project

Information of a scientific or technical nature regarding information contained in this Annual Information Form regarding the Kipawa Gold-Uranium Project has been prepared under the supervision of Michel Gilbert, Vice President of the Company. The exploration work, sampling, implementation and the quality control program has been performed   under the supervision of Martin Demers, P. Geol., Exploration Manager of the Company.

The Kipawa Gold-Uranium Project is an early stage exploration project located approximately 100 kilometres south of Rouyn-Noranda, Quebec, halfway between the Elliot Lake uranium camp and the Abitibi gold belt camp, and was initially acquired by Aurizon on the basis of a government regional stream sediment survey.  As a result of the encouraging results obtained from its initial exploration program, Aurizon increased its land position, by staking, to 1,277 mineral claims covering approximately 75,000 hectares. In March, 2008, Aurizon filed a statutory work report, including all expenses necessary to retain 804 claims.

During the summer of 2006, Aurizon flew 1,100 line kilometres of a combined magnetic, electromagnetic, and radiometric survey.  This was followed by till sampling on 1,000 metres by 500 metres grid, conducted on a portion of the area covered by the airborne survey.  The objective of the till sampling was to delineate isolated heavy mineral concentrate gold anomalies grading over 0.1 gram per tonne of gold or 10 times the results of the previous government stream sediment survey.

Some 156 till samples were taken; of which 19% or 30 heavy metal concentrates returned gold assays over 0.1 grams of gold per tonne including 8 samples over 1.0 grams of gold per tonne.  Highest assays returned 5.3 and 7.2 grams of gold per tonne, in two distinct areas.  The best gold assays are not isolated, but grouped within four distinct gold dispersion trains.  All trains are closely associated within the same folded quartzite unit and located in the magnetic halo of the alkaline Kipawa Intrusive Complex.  Specifically, the northeast train is located along northwest trending geologic structures.  The train covers a conical shape of approximately 20 square kilometres.  The heavy minerals concentrate returned assays over 0.1 grams of gold per tonne in 27 percent of the samples, including assays of 1.3 and 2.0 grams per tonne of gold.  A second anomaly is located 10 kilometres west of the first gold dispersion train.  This train appears to be narrower, closely associated with an isolated magnetic anomaly which is parallel to the dominant northwest trending interpreted glacial drift.  Highest heavy minerals concentrate assays returned 7.1 grams per tonne of gold.  A third train is located southwest of the second anomaly.  The trend is also linear, and follows a quartzite unit,

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

which is known to host the Hunter’s Point gold-uranium showing, in which gold values as high as 1.12 ounces of gold per ton and 7.7% U308 have been reported in surface grab samples.  The highest heavy minerals concentrate assays on Aurizon’s property returned 1.1 and 1.9 grams of gold per tonne. A fourth train is located 13 kilometres farther southwest enclosing a fold hinge of the Hunter’s Point showing quartzite unit.  Highest till sample assays returned 5.3 grams of gold per tonne.

Results from the till sampling program successfully outlined four continuous gold dispersion trains along a 30 kilometres trend, all containing heavy minerals concentrate gold assays of between 1.1 to 7.2 grams of gold per tonne. Of the samples taken, 19% returned gold assays over 0.1 grams per tonne, including eight samples assaying more than 1.0 gram per tonne.

A follow-up till sampling program, on a 500 metres grid, confirmed the high gold assays and extended the gold trends.  Gold grains were identified in two till samples, which returned 100 of gold grams per tonne and 8.6 grams of gold per tonne, respectively.

Extensive field prospecting was conducted during the summer of 2007, as a follow up to the 2006 till sampling results.

•

Induced Polarization surveys and systematic till sampling of outcrops surrounding the gold dispersion trains, were conducted during the summer, 2007.  There were 260 additional till samples taken within an area of 660 kilometres2.  A new dispersion train has been discovered.

•

Uranium, rare earth element minerals and gold clustered anomalies associated with airborne radiometric anomalies, were discovered within two main areas.

2008 programs and budgets for this project are being finalized in conjunction with analysis and interpretation of the results from the extensive exploration programs performed in 2007.  It is anticipated that 2008 exploration activity will include trenching and drilling to follow up on the discoveries of gold, uranium and rare earth elements made in 2007.  Work will commence upon receipt of the necessary approval from the First Nations communities and government agencies.

Beaufor Royalty Interest

The Beaufor Mine, situated 16 kilometers east of Val d'Or, Quebec, is comprised of 12 mineral claims, one mining lease and one mining concession with a combined area of approximately 92 acres in Pascalis and Senneville Townships.  Access to the property is by a gravel road, which connects to highway 117.

On April 5, 2001, Aurizon entered into an agreement with Richmont Mines Inc. ("Richmont"), whereby Richmont acquired Aurizon’s 50% interest in the Beaufor Mine and Aurizon’s 100% interest in the adjacent Perron Property.  The sale was completed on May 1, 2001.

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property.  On the first 220,000 ounces of gold production from Beaufor, the Company receives royalties of $5 per ounce on 50% of the production when the prevailing gold price is greater than US$280 per ounce, and $12.50 per ounce when gold prices are above US$300.  On production in excess of 220,000 ounces, the Company is entitled to receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  As at December 31, 2007, the Beaufor Mine had produced 250,824 ounces of gold pursuant to the royalty agreement.  During 2007, the Company received royalties totaling $393,070 in respect of the Beaufor mine (2006 - $193,530).

The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  There has been no commercial production from the Perron property to date.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

DIVIDENDS

The Company has not paid any dividends or made any distributions on its securities.  The Company may pay dividends or distributions on its securities in the future.  Any decision to do so in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares without par value ("Common Shares") and an unlimited number of preferred shares ("Preferred Shares") without par value issuable in series of which a maximum of 8,050,000 Series "A" Convertible Preferred Shares and 1,135,050 Series "B" Convertible Preferred Shares may be issued.  As at December 31, 2007, there were a total of 146,730,948 Common Shares and no Preferred Shares of the Company issued and outstanding.

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company.  The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine.  In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.  The Preferred Shares are redeemable on the terms set forth in the Articles, are issuable in series and rank in priority to the Common Shares on a winding up, dissolution or liquidation in respect of the amount that is equal to the quotient obtained when the stated capital account for such shares is divided by the number of Preferred Shares then outstanding, together with declared and unpaid and any cumulative and unpaid dividends accrued  thereon, and thereafter the Preferred Shares are not entitled to any further distribution of the assets of the Company.  The board of directors may determine the designation, rights, and restrictions of each series of Preferred Shares, before their issue.

The Company is party to an amended and restated shareholder rights plan agreement, dated as of June 15, 2004 (the "Rights Plan"), which will expire at the next annual meeting of shareholders unless the rights granted thereunder ("Rights") are earlier redeemed or exchanged or shareholder approval is obtained to continue the operation of the Rights Plan.  A copy of the Rights Plan can be viewed under the Company's profile at www.sedar.com.  Each Common Share of Aurizon outstanding as at 4:00 p.m. (Vancouver time) on December 14, 2000, (the date of implementation of the original shareholder rights rights plan agreement approved by the shareholders of the Company), and each additional Common Share issued thereafter, has been and will be issued one Right until the earlier of expiry of the Rights and the date on which the Rights become exercisable, under the terms of the Rights Plan.  The Rights trade together with the Common Shares and are not exercisable or separately transferable until the occurrence of a specified event under the terms of the Rights Plan.  Subject to the terms and conditions of the Rights Plan, the Rights may be exercisable to acquire additional Common Shares at a discounted price in the circumstances specified in the Rights Plan.  The Rights Plan also contains certain provisions allowing the directors of the Company to waive the application of the Rights Plan to particular transactions.

The Company currently has a formalized stock option plan for the granting of incentive stock options to the executive officers, senior managers, employees, directors and consultants (the "Plan").  Unless otherwise approved by shareholders, the aggregate number of securities reserved for issuance under the Plan, may not exceed 7% of the issued and outstanding Common Shares at the time of the grant.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

MARKET FOR SECURITIES

Trading Price and Volume

The Company's shares are listed for trading through the facilities of the TSX under the symbol "ARZ", and on the American Stock Exchange ("AMEX") under the symbol AZK.  During the 12 months ended December 31, 2007, the Company's shares traded on the TSX as follows:

Month	Volume	High	Low
December 2007	6,418,923	$3.96	$3.42
November 2007	14,139,765	$4.25	$3.39
October 2007	13,579,280	$4.42	$3.82
September 2007	9,228,875	$4.15	$3.16
August 2007	5,384,214	$4.12	$2.80
July 2007	5,415,555	$4.20	$3.40
June 2007	5,685,170	$3.80	$3.19
May 2007	7,785,778	$4.09	$3.31
April 2007	7,485,549	$4.53	$3.80
March 2007	7,002,593	$4.24	$3.65
February 2007	12,944,847	$4.48	$3.40
January 2007	13,920,170	$3.81	$3.13

DIRECTORS AND OFFICERS

Name and Occupation

The following table sets forth all current directors and executive officers as of the date of this Annual Information Form, with each position and office held in the Company and the period of service as such.

Name, Position and Province and Country of Residence	Principal Occupation During the Past 5 Years	Served as a Director Since
Sargent H. Berner, (1) Director, British Columbia, Canada

President of Kent Avenue Consulting Ltd. and, from 1976 to 2004, was a partner of the Vancouver law firm DuMoulin Black LLP, practicing in the areas of corporate, mining, mergers, acquisitions, reorganizations and securities law.

1988(3)
Louis Dionne, (1) Director, Oakville, Ontario	Mining engineer consultant; formerly President and Chief Executive Officer of Richmont Mines Inc. until November, 2005.	2006(3)
Richard Faucher, (2) Director, Quebec, Canada	President and Chief Executive Officer of Canadian Royalties Inc. and prior to December, 2005, President of Niocan Inc., a junior mineral exploration company	1999(4)
Diane Francis, Director, Ontario, Canada	Editor-at-Large, Financial Post	2007(5)
Michel Gilbert, Vice-President Quebec, Canada	Vice-President of Aurizon Mines Ltd. since March 2006, and previously, General Manager – Quebec, Aurizon Mines Ltd.	N/A
David P. Hall, Director, Chairman, President and Chief Executive Officer, British Columbia, Canada	President and Chief Executive Officer of Aurizon Mines Ltd.	1988(3)
Julie A. Stokke Kemp, Corporate Secretary, British Columbia, Canada	Corporate Secretary, Aurizon Mines Ltd.	N/A
Frank A. Lang, Director, British Columbia, Canada	Mining Executive, The Lang Mining Group	1988(6)

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

Brian S. Moorhouse,(1) (2) Lead Director, British Columbia, Canada	President of Vega Management Corporation, a private investment management company	1988(4)
Robert Normand, (2) Director, Quebec, Canada	Corporate Director	1999(7)
Ian S. Walton, Director, Executive Vice-President and Chief Financial Officer, British Columbia, Canada	Executive Vice-President and Chief Financial Officer of Aurizon Mines Ltd.	1993(7)

NOTES:

1.

Denotes member of Executive Compensation and Corporate Governance Committee.

2.

Denotes member of Audit Committee.

3.

Term of office as a director expires at the third next succeeding annual meeting of the shareholders subsequent to May 16, 2006.

4.

Term of office as a director expires at the third next succeeding annual meeting of shareholders subsequent to May 11, 2007.

5.

Term of office as a director expires at the next annual meeting of the shareholders.

6.

Term of office as a director expires at the next annual meeting of the shareholders, subsequent to May 11, 2007.

7.

Term of office as a director expires at the third next succeeding annual meeting of the shareholders subsequent to May 17, 2005.

Control of Securities

As at March 18, 2008, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 3,171,487 common shares of the Company, representing approximately 2.2% of the issued and outstanding common shares of the Company.  The number and percentage of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and executive officers as a group, not being within the knowledge of the Company, has been furnished by the respective individuals.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Normand, a director of the Company, served as director of Concert Industries Ltd. when it and its Canadian operating subsidiaries announced on August 5, 2003 that it had filed for protection under the Companies' Creditors Arrangement Act of Canada ("CCAA").  The Company was restructured and a plan of compromise and arrangement for its operating subsidiaries was approved in December 2004 allowing them to emerge from the CCAA proceedings.  Mr. Normand no longer serves as director of Concert Industries Ltd.

Mr. Normand served as a director of Quebecor World Inc. up until May 9, 2007.  On January 21, 2008, Quebecor World Inc. announced that it had filed for and obtained an Order for creditor protection under the CCAA.

Other than as disclosed above, to the knowledge of the Company, none of the Company's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, as at the date of this Annual Information Form, or was within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

(c)

is, as at the date of the Annual Information Form, or has been within the 10 years before the date of the Annual Information Form, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

has, within the 10 years before the date of the Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

For the purposes of the disclosure above regarding the directors, executive officer or shareholder, “order” means:  (a) a cease trade order, including a management cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will disclose his or her interest and abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.  From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.  See also "General Development of Business – Risk Factors – Conflicts of Interest" above.

LEGAL PROCEEDINGS

The Company is involved in litigation from time to time in the ordinary course of its business ..  The Company is not involved in any current proceedings, nor is its property currently (or has within the last financial year been) subject to any proceeding, in which the amount involved, exclusive of interest and costs, is expected to exceed 10% of its current assets ..

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Company's audit committee has a charter (the "Audit Committee Charter") in the form attached to this Annual Information Form as Schedule "A".

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

Composition of the Audit Committee

The following are the members of the Company's audit committee:

Richard Faucher	Independent (1)	Financially literate (1)
Brian S. Moorhouse	Independent (1)	Financially literate (1)
Robert Normand	Independent (1)	Financially literate (1)

1.

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

The following is a description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member:

Robert Normand (Chair) - Mr. Normand is Chartered Accountant and a professional director for a number of publicly traded and private companies.  In performing his directors’ duties, he has served on various audit, investment, pension fund, corporate governance, human resources and environmental committees and has also served as chairman of such committees.  For 25 years, Mr. Normand held various management positions with Gaz Métropolitain Inc., including 17 years as Chief Financial Officer from which he retired in 1997.  Previously, Mr. Normand was an auditor with a number of large audit firms.  Mr. Normand holds a commercial science degree from the École des Hautes Études Commerciales and he is a member of the Montreal Chapter of the Institute of Corporate Directors and a member of the Financial Executives International Canada.  Mr. Normand has been a member of the Canadian Institute of Chartered Accountants since 1966.  Mr. Normand holds directorships in other reporting issuers as follows:  Enerplus Resources Fund and ING Canada Inc.

Richard Faucher - Mr. Faucher is a Professional Engineer trained in metallurgical engineering and is the President and Chief Executive Officer of Canadian Royalties Inc.  Mr. Faucher completed the Directors Education Program at McGill University in 2006.  Mr. Faucher has held senior management positions in several large mining companies and metallurgical projects, including the position of President of Niocan Inc., Vice-President, Brunswick Mining & Smelting, for Noranda Inc.; President and General Manager for Falconbridge Dominicana; and President and COO of Princeton Mining Corp.  Mr. Faucher holds directorships in other reporting issuers as follows:  Canadian Royalties Inc., Globestar Mining Corporation, and Plexmar Resources Inc. and is also a member of the Audit Committee of Globestar Mining Inc.

Brian S. Moorhouse - Mr. Moorhouse has a Bachelor of Commerce degree with a major in economics.  He formerly worked in the investment industry as an advisor with Nesbitt Thompson, Richardson Securities and Brink, Hudson & Lefever Ltd., and has extensive experience in financial markets.

External Auditor Services Fees (By Category)

The following table sets forth the Company’s fees paid to PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants, of Vancouver, British Columbia, its independent auditors for the two years ended December 31, 2007 and 2006, for professional services, based on fees billed during the calendar year in each category:

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

	Dec. 31, 2007	Dec. 31, 2006
Audit Fees	$	$
Consolidated financial statements	262,950	$ 97,750
Quarterly reviews	5,300	3,600

Total audit fees:	268,250	101,350

Audit-Related Fees
Consulting	1,500	-
Consultation relating to Sarbanes Oxley	-	10,120

Total audit related fees	1,500	10,120

Tax Fees (1)	12,600	22,943

Total Fees	282,350	134,413

NOTES:

1.

The Company uses PWC for tax compliance, advice, and return preparation.  The Company chooses to use PWC for these services due to their extensive knowledge of the Company’s activities and familiarity of its business and the associated cost savings resulting from that knowledge base.

The Company’s Audit Committee has adopted a pre-approval policy with respect to audit services, audit-related services and permitted non-audit services.  Pursuant to the Audit Committee Charter, the Audit Committee shall review and pre-approve all audit and audit-related services.  In addition, the Audit Committee shall review and pre-approve all permitted non-audit services provided by the Company’s auditors.  Prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the auditors.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares, nor any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agents and registrars for the Common Shares of the Company are Computershare Investor Services of Canada, located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6B 5A1, and at 9th Floor, 100 University Avenue, Toronto, Ontario Canada M5J 2Y1, and Computershare Investor Services of Golden, Colorado, 350 Indiana Street, Suite 800, Golden, CO  80401.

MATERIAL CONTRACTS

There are no contracts of the Company other than contracts entered into in the ordinary course of business of the Company, that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on AMEX.  Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement:  The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Articles.  A quorum for a meeting of members of the Company is two members or proxy holders present.

Proxy Delivery Requirement:  AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "1934 Act"), and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the 1934 Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Delivery of Financial Statement and Management’s Discussion and Analysis:  AMEX requires delivery of annual financial statements to all shareholders of record.  In accordance with applicable rules and regulations in Canada, the Company delivers annual and interim financial statements and related management’s discussion and analysis only to shareholders who request delivery of such information in the manner described in the Company’s proxy materials.  As part of the Company’s continuous disclosure obligations the Company publishes its annual and interim financial statements and related management’s discussion and analysis under the Company profile on www.sedar.com which can be accessed by shareholders and other members of the public, without payment of a fee.

The foregoing are consistent with the laws, customs and practices in Canada.

INTERESTS OF EXPERTS

Names of Experts

The following prepared or certified a statement, report, valuation or opinion described or included in a filing, or referenced in a filing made by the Company under National Instrument 51-102 Continuous Disclosure Obligations prescribed by the Canadian Securities Administrators, during or relating to the Company’s most recently completed financial year ended December 31, 2007:

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

Name	Description
PricewaterhouseCoopers LLP	Independent Auditors’ Report dated March 18, 2008, relating to the financial statements of the Company for the financial year ended December 31, 2007.
Scott Wilson RPA Inc.	Independent consulting engineers - Updated Feasibility Study, Casa Berardi Mineral Reserve and Resource estimates.
Geostat Systems International Inc.	Independent consulting engineers, scientific or technical information related to Joanna Gold Project.
Breton Banville and Associates	Independent consulting engineers, mineral reserve for the East Mine crown pillar of the Casa Berardi Project.
Michel Gilbert, P. Eng	Vice-President of the Company - scientific or technical information related to the Casa Berardi Project , the Joanna Gold Project and the Kipawa project

Interests of Experts

To the knowledge of the Company, none of the experts named under "Names of Experts", holds or has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates, except as follows:

Mr. Michel Gilbert is a senior officer of the Company, and has been granted options under the Company’s incentive stock option plan.  Mr. Gilbert owns less than 1% of the Company’s issued and outstanding share capital.

Auditors

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors’ report dated March 18, 2008 in respect of the Company’s consolidated financial statements with accompanying notes as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.  PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the U.S.  Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Information Circular for its most recent annual general meeting of security holders that involved the election of directors.

Additional financial information is provided in the Company’s consolidated financial statements and management's discussion and analysis for the 12 months ended December 31, 2007.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

Schedule "A"
Aurizon Mines Ltd.
Audit Committee Charter

I.

Mandate

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to:

the Company’s financial reporting and continuous disclosure;

the Company’s systems of internal controls and financial reporting processes; and

the review and appraisal of the performance and independence of the Company’s  external auditors.

II.

Composition

The Audit Committee shall be comprised of three directors as determined by the Board.  Each member shall be independent and meet the requirement of financial literacy as prescribed by the appropriate regulatory bodies.

The Chairman of the Committee will be elected by the Board.

Where a member serves on more than three audit committees, the Board must determine that it does not impair his ability to serve effectively the Committee.

III.

Meetings

The Committee shall meet at least quarterly with management and at least bi-annually with external auditors, in group and individually to review matters related to the execution of its mandate.

Minutes of the meetings will be kept and a copy transmitted to the Board along with a verbal report from the Chairman on the Committee’s findings and recommendations.

IV.

Authority of the Audit Committee

The Committee will have the authority:

to engage independent counsel and other advisors as it determines necessary to carry out its duties;

to set and pay the compensation for the external auditors and to communicate with them directly.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

Aurizon Mines Ltd.
Audit Committee Charter

V.

Responsibilities and Duties

To fulfill its mandate, the Audit Committee shall:

With respect to the Company’s financial reporting and continuous disclosure:

Review the Company’s financial statements, MD&A and press release to ensure their appropriateness;

Review report and findings of the external auditors and resolve any pending issues;

Review representation letter from management;

Review the continuous disclosure process and ensure that it was done in accordance to the disclosure policy;

Review the certification by the CFO and CEO and ensure that it is in line with regulatory requirements;

Review any letters received from regulatory authorities and responses thereon.

With respect to the Company’s internal controls and financial reporting processes:

Review the adequacy and effectiveness of the financial reporting system and internal control policies and procedures with the external auditors and management.  Ensure that the Company complies with all new regulations in this regard;

Review with management and the external auditors any reportable condition and material weaknesses affecting internal controls;

Review the monitoring of the Whistleblower Policy for the submission, receipt, retention and treatment of complaints and concerns regarding accounting and auditing matters, and review any developments and responses on reports received thereunder;

Review any significant related-party transactions;

Review the Financial Reporting Officers’ Code of Ethics, and the Anti Fraud Policy.

With respect to the external auditors:

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements;

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

Review and approve all audit and audit-related services, and pre-approve any non-audit services provided by the Company’s external auditors;

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

Aurizon Mines Ltd.
Audit Committee Charter

Review annually the external auditors quality control, and any issues that were raised following peer or regulatory review;

Ensure that management interacts professionally with the auditors;

Review annually the performance of the external auditors and ensure their independence after reviewing all significant relationships they might have with the Company;

Recommend to the Board of Directors the selection of the external auditors.

VI.

Other

Review the disclosure made in the Annual Report Information Form, 40-F and the Information Circular regarding the Audit Committee.

Once a year, the Committee reviews the adequacy of its Charter and brings to the attention of the Board required changes, if any, for approval.  The Committee will also, annually, make a critical review of its past performance to ensure that it has assumed its responsibilities and executed all required tasks and suggest changes if it failed to do so.  This review will also cover individual members’ performance.

Perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Committee or the Board deems necessary or appropriate.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

Aurizon Mines Ltd.
Audit Committee Charter

V.

Annual Work Plan

	Q1	Q2	Q3	Q4	When Needed
Financial Reporting and Continuous Disclosure
Review Financial Statements, MD&A Press Release	X	X	X	X
Review auditors’ report or review	X				X
Review management’s representation letter	X				X
Review continuous disclosure	X	X	X	X
Ensure certification	X	X	X	X
Letters from regulators					X
Internal Controls, Reporting Process
Review adequacy or reportable conditions	X	X	X	X
Auditors’ Recommendation letter	X
Whistle-blower	X
Procedures	X
Complaints					X
Code of Ethics for Financial Reporting Officers		X
Related party transactions		X
External Auditors
Audit Plan		X
Private Meetings With Auditors	X				X
With Management	X				X
Pre-approval non-audit fees	X

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008

Aurizon Mines Ltd.
Audit Committee Charter

Annual fees and budgeted fees	X
Performance and independence	X
Selection of Auditors	X
Quality Control of Auditors	X
Professional inter-action	X
Other
Review Accounting Disclosure	X
Review Charter		X
Board Requests			X

This Audit Committee Charter, as amended from time to time, was initially adopted by the Board of Directors of Aurizon Mines Ltd.  on the 3rd day of April 2003.

By order of the Board of Directors

AURIZON MINES LTD.

Last Update:	March 9, 2007

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2008